TABLE OF CONTENTS

PROSPECTUS SUMMARY
The Offering
Summary Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ (DEFICIT) EQUITY AND COMPREHENSIVE INCOME (LOSS)
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
Certificate of Incorporation
Bylaws of the Company
Amended and Restated 1996 Stock Incentive Plan
2001 Stock Incentive Plan
Employee Stock Ownership Plan
Warrant Purchase Agreement - Hewlett Packard Co.
Stock Purchase Warrant - Hewlett Packard Co.
Amendment No. 1 to Warrant Purchase Agreement
Amendment No. 1 to Stock Purchase Warrant
Warrant Purchase Agreement - CIS Holdings, Inc.
Warrant issued to CIS Holdings, Inc.
Employment Agreement - Jay Coughlan
Employment Agreement - Robert Barbieri
Director Indemnification Agreement - David SB Lang
Stock Purchase and Exchange Agreement
Registration Rights Agreement
Stockholders' Agreement, dated February 23, 2001
Senior Subordinated Convertible Note Purchase
Form of Senior Subordinated Convertible Note
Form of Senior Subordinated Note
Form of Warrant
Lease of real property 380 St Peter St, St Paul MN
Lease - 1300 Godward Street, Minneapolis, MN
Amended and Restated Credit Agreement
Subsidiaries of the Company
Consent of PricewaterhouseCoopers LLP
As filed with the Securities and Exchange Commission on June 20, 2001
Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

LAWSON SOFTWARE, INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	41-1251159

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

380 Saint Peter Street

St. Paul, Minnesota 55102-1302
(651) 767-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bruce B. McPheeters, Esq.

General Counsel, Secretary and Vice President of Administration
Lawson Software, Inc.
380 Saint Peter Street
St. Paul, Minnesota 55102-1302
(651) 767-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jonathan B. Abram, Esq. Dorsey & Whitney LLP 220 South Sixth Street Minneapolis, Minnesota 55402-1498 (612) 340-2600	Barbara L. Becker, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166-0193 (212) 351-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Titles of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1)	Registration Fee

Common Stock, par value $.01 per share	$200,000,000	$50,000

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o).

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated  2001

PROSPECTUS

                        Shares

Common Stock

         This is our initial public offering of shares of our common stock. We are offering                shares of our common stock. No public market currently exists for our common stock.

      We currently anticipate the initial public offering price to be between $          and $     per share. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “LWSN.”

       Investing in our common stock involves risks. See “Risk Factors” on page 6.

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to Lawson Software	$	$

      We have granted the underwriters a 30-day option to purchase up to                additional shares of common stock to cover over-allotments, if any.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

      Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                , 2001.

LEHMAN BROTHERS	JPMORGAN
U.S. BANCORP PIPER JAFFRAY
FIDELITY CAPITAL MARKETS

         , 2001

[Inside front cover artwork to come]

      Until              , 2001 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

      Our fiscal year ends on May 31 of each year and fiscal years are identified in this prospectus according to the calendar year in which they end. For example, the fiscal year ended May 31, 2000 is referred to as “fiscal 2000.” Except as otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise the option granted by us to purchase additional shares in this offering and that all of our outstanding preferred stock is converted into common stock upon the close of this offering.

TRADEMARKS

       Drill Around®, Lawson®, Lawson Software & Design®, Self-Evident Applications® and SEA® are registered trademarks of ours. We also have applied for registration of our Lawson Software™, lawson.insight™ and LawsonTone™ trademarks. Other trademarks and trade names appearing in this prospectus are the property of their respective holders.

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PROSPECTUS SUMMARY

       This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Lawson Software, Inc.

      We are a leading provider of enterprise software solutions targeting specific services industries. We offer comprehensive financial management, human resources, order management, procurement and enterprise relationship management solutions designed to manage, analyze and improve our customers’ businesses. Our software solutions automate and integrate critical business processes, facilitating collaboration among customers, partners, suppliers and employees. We also provide professional services that optimize and support the selection, implementation and execution of a customer’s e-business technology infrastructure.

      The enterprise software applications market is expected to grow significantly over the next several years. International Data Corporation, an industry and market research firm, forecasts that the worldwide market for enterprise software applications, which includes enterprise resource management, supply chain management and customer relationship management applications, will increase from $54.0 billion in 1999 to $99.0 billion in 2004. In addition, International Data Corporation forecasts that sales of enterprise software applications in North America will increase from $28.0 billion to $50.1 billion over the same period. Of the estimated market in 2004, International Data Corporation forecasts that services industries will account for approximately 70% of these expenditures.

      Businesses increasingly require enterprise software applications that integrate their operations and provide the infrastructure for e-business. They also demand industry-tailored solutions to match their specific business processes. Many enterprise software providers fail to address this growing demand because their applications do not adequately support integrated and collaborative operations, have closed and inflexible architectures and lack industry-specific functionality.

      We focus on five targeted services industries: healthcare, retail, professional services, financial services and public sector. Our focus on these industries provides our customers with functionality that addresses the specific business needs of their industries. The open architecture of our solutions offers our customers the choice of directly deploying a pre-configured solution or quickly and easily customizing our product offerings to conform to their business processes.

      Our objective is to be the leading provider of enterprise software solutions to customers in our targeted services industries. To achieve this objective, we intend to pursue the following strategies: focus on vertical markets; provide additional value-added products and services to our customers; extend our global presence; leverage strategic relationships with systems integrators; and pursue strategic acquisitions.

      Founded in 1975, we currently have over 1,800 customers, primarily in our five targeted services industries. We generate revenue through license fees and separate fees for professional services, including consulting, training and implementation services, as well as ongoing customer support and maintenance. We market and sell our software and services solutions through a combination of a direct sales force, channel partners and resellers. We generated revenues of $312.9 million in fiscal 2000 and $268.2 million in the nine months ended February 28, 2001. As of February 28, 2001, we had approximately 1,900 employees.

      Lawson Software is a Delaware corporation. In February 2001, we were reincorporated through a merger with our predecessor, Lawson Associates, Inc., a Minnesota corporation, which was incorporated in 1975. Our principal executive office is located at 380 Saint Peter Street, St. Paul, Minnesota 55102-1302. Our telephone number at that address is (651) 767-7000. We maintain a website at www.lawson.com. Our website, and the information contained therein, is not a part of this prospectus.

The Offering

Common stock offered by Lawson Software	shares

Common stock to be outstanding after the offering	shares

Use of proceeds	General corporate purposes, capital expenditures, repayment of indebtedness and possible acquisitions.

Proposed Nasdaq National Market symbol	LWSN

      Common stock to be outstanding after this offering is based on the number of shares outstanding as of February 28, 2001, and also includes 7,437,865 shares of common stock issuable upon the conversion of our Series A Convertible Preferred Stock upon the effectiveness of this offering. It does not include:

•	19,258,521 shares subject to stock options outstanding as of February 28, 2001, with a weighted average exercise price of $2.66 per share;

•	1,966,400 shares subject to warrants outstanding as of February 28, 2001, with a weighted average exercise price of $5.40 per share; and

•	26,134,736 shares available for future grant or issuance under our stock option plans and employee stock purchase plan as of February 28, 2001.

Summary Consolidated Financial Data
(in thousands, except per share data)

      The following table summarizes financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended May 31,
						Feb. 29,	Feb. 28,
	1996	1997	1998	1999	2000	2000	2001

						(unaudited)

Consolidated Statement of Operations Data:

Revenues	$96,022	$139,448	$196,539	$264,462	$312,907	$222,302	$268,174

Cost of revenues	30,209	41,604	60,536	91,495	118,103	86,294	102,342

Gross profit	65,813	97,844	136,003	172,967	194,804	136,008	165,832

Operating expenses:

Research and development	14,287	19,885	28,849	37,819	44,780	31,539	37,621

Sales and marketing	35,277	54,375	76,555	88,986	119,203	85,184	82,590

General and administrative	10,451	14,000	19,386	28,075	31,731	21,778	21,669

Non-recurring charges	—	—	—	4,350	3,984	4,350	11,903

Total operating expenses	60,015	88,260	124,790	159,230	199,698	142,851	153,783

Operating income (loss)	5,798	9,584	11,213	13,737	(4,894)	(6,843)	12,049

Net income (loss)	3,739	5,656	6,240	8,736	(3,349)	(5,109)	7,623

Net income (loss) applicable to common stockholders	3,739	5,656	6,240	8,736	(3,349)	(5,109)	7,619

Net income (loss) per share:

Basic	$0.08	$0.11	$0.12	$0.17	$(0.07)	$(0.10)	$0.15

Diluted	$0.07	$0.10	$0.11	$0.15	$(0.07)	$(0.10)	$0.13

Shares used to compute net income (loss) per share:

Basic	48,970	49,641	49,984	50,729	50,965	50,954	51,305

Diluted	51,571	54,470	56,603	58,342	50,965	50,954	59,639

      The pro forma consolidated balance sheet data gives effect to the conversion of our Series A Convertible Preferred Stock, the elimination of the mandatory redemption features of the common stock held by our employee stock ownership plan and of the mandatorily redeemable common stock warrants issuable upon conversion of the senior subordinated convertible notes, as if each had occurred on February 28, 2001. The pro forma as adjusted consolidated balance sheet data gives effect to receipt of the net proceeds from the sale in this offering of                 shares of common stock at an assumed initial public offering price of $      per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and the application of the net proceeds as described under “Use of Proceeds,” as if each had occurred on February 28, 2001.

	February 28, 2001

		Pro	Pro Forma
	Actual	Forma	as Adjusted

	(unaudited)	(unaudited)	(unaudited)

Consolidated Balance Sheet Data:

Cash, cash equivalents and marketable securities	$61,664	$61,664

Working capital	27,879	27,879

Total assets	213,919	213,919

Mandatorily redeemable common stock warrants	2,073	—

Senior subordinated convertible notes	7,937	7,937

Other long-term debt, net of current portion	2,398	2,398

Series A convertible preferred stock	29,059	—

Mandatorily redeemable common stock	23,954	—

Stockholders’ (deficit) equity	(2,527)	52,559

RISK FACTORS

       Before you invest in our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock.

Risks Related to Our Business and Industry

We are highly dependent on information technology spending by companies within our targeted industries.

      Our results from operations depend on the amount of funds our current and prospective customers decide to spend on information technology, as well as overall demand for computer software and services, particularly in the industries in which we compete. A softening of demand for information technology among our targeted customers may result in decreased revenues or lower growth rates. Moreover, general economic downturns may cause price erosion and reduced or eliminated information technology spending, which may substantially reduce contracting activity. Accordingly, we cannot assure you that we will be able to effectively grow or maintain our revenue.

Our customers are concentrated in a limited number of industries.

      Our customers are concentrated in the healthcare, retail, professional services, financial services and public sector industries. We believe that our financial results will depend, in significant part, upon our success in generating revenue from current and prospective customers in these industries. An economic downturn or change in the regulatory environment in one or more of these industries may have a material adverse impact on our business and operating results.

We may experience fluctuations in quarterly revenue that could adversely impact our operating results and our stock price.

      Our revenues and operating results are difficult to predict and may fluctuate substantially from quarter to quarter. Revenues from license fees in any quarter depend substantially upon our contracting activity and our ability to recognize revenues in that quarter in accordance with our revenue recognition policies. Our quarterly revenue may fluctuate and may be difficult to forecast for a variety of reasons, including the following:

•	our sales cycle is long and variable;

•	a significant number of our prospective customers’ decisions regarding whether to enter into license agreements with us are made within the last few weeks of each quarter;

•	we have historically had a higher concentration of sales in the second half of our fiscal year;

•	the size of license transactions can vary significantly;

•	customers may unexpectedly postpone or cancel orders due to changes in their strategic priorities, project objectives, budget or personnel;

•	customer evaluations and purchasing processes vary significantly from company to company, and a customer’s internal approval and expenditure authorization process can be difficult and time consuming to complete, even after selection of a vendor;

•	the number, timing and significance of software product enhancements and new software product announcements by us and our competitors may affect purchase decisions; and

•	we may have to defer revenue under our revenue recognition policies.

      Our ability to maintain or increase services revenue primarily depends on our ability to increase the number of our license agreements. Our expense levels, operating costs and hiring plans are based on projections of future revenues and are relatively fixed. If our actual revenues fall below expectations, our business and operating results will be adversely affected.

Our lengthy and variable sales cycle makes it difficult to predict our operating results.

      Our prospective customers often take significant time evaluating our products before licensing them. The period between initial customer contact and a purchase by a customer may span from six months to more than one year. During the evaluation period, prospective customers may decide not to purchase or may scale down proposed orders of our products for various reasons, including:

•	reduced demand for enterprise software solutions;

•	introduction of products by our competitors;

•	lower prices offered by our competitors;

•	changes in budgets and purchasing priorities; and

•	reduced need to upgrade existing systems.

      Our prospective customers routinely require education regarding the use and benefit of our products. This may lead to delays in receiving customers’ orders. As a result, it is difficult for us to forecast the timing and recognition of revenues from sales of our products and services.

We may be required to delay revenue recognition into future periods which could adversely impact our operating results.

      We have in the past had to, and in the future may have to, defer revenue recognition for license fees due to several factors, including whether:

•	license agreements include applications that are under development or other undelivered elements;

•	we must deliver services, including significant modifications, customization or complex interfaces, which could delay product delivery or acceptance;

•	the transaction involves acceptance criteria or there are identified product-related issues;

•	the transaction involves contingent payment terms or fees;

•	a third-party vendor, whose technology is incorporated into our software products, delays delivery of the final software product to the customer;

•	we are required to accept a fixed-fee services contract; and

•	we are required to accept extended payment terms.

      Because of the factors listed above and other specific requirements under generally accepted accounting principles in the United States for software revenue recognition, we must have very precise terms in our license agreements in order to recognize revenue when we initially deliver software or perform services. Negotiation of mutually acceptable terms and conditions can extend the sales cycle, and sometimes we do not obtain terms and conditions that permit revenue recognition at the time of delivery or even as work on the project is completed.

We have suffered losses and may suffer losses in the future.

      In fiscal 2000, we had a net loss of approximately $3.3 million. This loss was primarily due to non-recurring charges associated with the issuance of warrants to a technology partner and the repurchase of stock options from a former employee. In future periods, we will recognize compensation expense for a portion of our stock options granted to employees. We also expect to continue to incur significant sales and marketing, research and product development, and general and administrative expenses. As a result, we may experience additional losses in future periods.

We compete in a mature industry against established companies.

      We face competition from a number of companies that may have an advantage over us due to their larger customer bases, greater name recognition, long operating and product development history, greater international presence and substantially greater financial, technical and marketing resources. These competitors include well-established companies such as Oracle Corporation, PeopleSoft Inc. and SAP AG, all of which have larger installed customer bases. Furthermore, Oracle is capable of bundling its software with its database applications, which underlie a significant portion of our installed applications.

      In addition, we compete with a variety of software and services vendors, including:

•	Internet software vendors;

•	single-industry software vendors;

•	emerging enterprise resource optimization software vendors;

•	human resource management software vendors;

•	financial management software vendors; and

•	outsourced services providers.

      As a result, the market for enterprise software applications has been and continues to be intensely competitive. Some competitors have become more aggressive with their pricing, payment terms and/or issuance of contractual implementation terms or guarantees. We may be unable to continue to compete successfully with new and existing competitors without lowering prices or offering other favorable terms. We expect competition to persist and intensify, which could negatively impact our operating results and market share.

We depend on third-party technology that could result in increased costs or delays in the production and improvement of our products.

      We license complementary third-party software products that we incorporate into, or resell with, our own software products. For example, we have a relationship with Siebel Systems, Inc. that allows us to offer customer relationship management applications. We also have a strategic development, marketing and reseller relationship with Hyperion Solutions Corporation that complements our financial suite of products. Many of these licenses are subject to periodic renewal, and a failure to renew them could adversely impact our business. If any of the third-party software vendors change their product offerings or terminate our licenses, we may lose potential revenues and may need to incur additional development costs. In addition, if the cost of licensing any of these third-party software products significantly increases, or if there is a change in the relative mix of products we offer, our gross margins could significantly decrease. We rely on existing relationships with software vendors who are also competitors. If these vendors change their business practices, we may be compelled to find alternative vendors with complementary software, which may not be available on attractive terms or at all, or may not be as widely accepted or as effective as the software provided by our existing vendors. Our relationships with these and other third-party vendors are an important part of our business, and a deterioration of these relationships could adversely impact our business and operating results.

We rely on resellers, systems integrators and other strategic relationships to market and sell our products.

      A key aspect of our strategy is to build and maintain strong working relationships with businesses that we believe play an important role in the marketing of our software products. Our ability to achieve revenue growth will depend in large part on adding new partners to expand our sales channels, as well as leveraging our relationships with existing partners. If our relationships with these resellers, system integrators and strategic and technology partners deteriorate or terminate, we may lose important sales and marketing opportunities. Reseller arrangements also may give rise to disputes regarding marketing strategy and customer relationships which could negatively affect our business.

      Our current and potential customers often rely on third-party systems integrators to implement and manage new and existing applications. These systems integrators may increase their promotion of competing enterprise software applications, or may otherwise discontinue their relationships with or support of us.

      We also may enter into joint arrangements with strategic partners to develop new software products or extensions, or to sell our software as part of integrated products. Our business may be adversely affected if these strategic partners change their business priorities or experience difficulties in their operations, which in either case causes them to terminate or reduce their support for the joint arrangements. Furthermore, the financial condition of our channel partners impacts our business. If our partners are unable to recruit and adequately train a sufficient number of consulting personnel to support the implementation of our software products, or they otherwise do not adequately perform implementation services, we may lose customers. Our relationships with resellers, systems integrators and other third-party vendors are an important part of our business, and a deterioration of these relationships could adversely impact our business and operating results.

We may be unable to respond effectively to technological changes.

      The markets for our products and services are characterized by rapidly changing technologies and continuing process improvements. Our business depends in large part upon our ability to maintain and enhance our technological capabilities, to develop and market products and services that meet changing customer needs and to anticipate or respond to technological changes on a cost-effective and timely basis. Our core technologies could encounter competition from new or revised technologies that render existing technology less competitive or obsolete, reducing the demand for our solutions. In addition, we may need to adapt our software products to operate on hardware and software platforms that we do not currently support. If we fail to anticipate or respond adequately to technological developments, or experience significant delays in product development or introduction, our business and operating results will be negatively impacted.

      In addition, to the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of such technologies may require us to make significant capital investments. We may not be able to obtain capital for these purposes and investments in new technologies may not result in commercially viable technological products. The loss of revenue and increased costs to us from such changing technologies would adversely affect our business and operating results.

Our programs are deployed in large and complex systems and may contain defects that are not detected until after our programs have been installed, which could damage our reputation and cause us to lose customers or incur liabilities.

      Our software programs are often deployed in large and complex computer networks. Because of the nature of these programs, they can only be fully tested for reliability when deployed in networks for long periods of time. Our software programs may contain undetected defects when first introduced or as new versions are released, and our customers may discover defects in our products or experience corruption of their data only after our software programs have been deployed. In addition, our products are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. These conditions increase the risk that we could experience, among other things:

•	loss of customers;

•	damage to our brand reputation;

•	failure to attract new customers or achieve market acceptance;

•	diversion of development resources; and

•	legal actions by our customers.

      In addition, we may not be able to avoid or limit liability for disputes relating to product performance or the provision of services. The occurrence of any one or more of the foregoing factors could cause us to experience losses, incur liabilities and adversely affect our operating results.

It may be difficult for us to attract and retain qualified personnel, specifically sales and marketing personnel and software engineers.

      Our success depends in large part upon our ability to attract, train and retain highly-skilled technical, managerial, sales and marketing personnel. Competition for personnel in the software industry is intense, and, at times, we have had difficulty locating qualified candidates within desired geographic locations, or with certain industry-specific domain expertise. We may grant large numbers of options or other stock-based awards to attract and retain personnel, which could be highly dilutive to our stockholders. The failure to attract, train, retain and effectively manage employees could negatively impact our development and sales efforts and cause a degradation of our customer service. In particular, the loss of sales personnel could lead to lost sales opportunities because it can take several months to hire and train replacement sales personnel. Uncertainty created by turnover of key employees could adversely affect our business, operating results and stock price.

We may not be able to develop our international operations successfully.

      Currently, we do not have a significant international presence and we may not be successful in developing business outside of the United States despite continuing to invest in our international operations. Factors that could have an adverse effect on our ability to develop our international operations include:

•	lack of experience in a particular geographic market;

•	significant presence of our competitors in international markets;

•	increased cost and development time required to localize our products;

•	inability to recruit personnel in a specific country or region;

•	failure to enter into relationships with local resellers, systems integrators or other third-party vendors;

•	differing foreign technical standards; and

•	regulatory, social, political, labor or economic conditions in a specific country or region.

      If our international operations expand, our business may become subject to unexpected, uncontrollable and rapidly changing events and circumstances in addition to those experienced in the United States. The following factors, among others, could have an adverse impact on our business and operating results:

•	operating costs in many countries are higher than in the United States;

•	conducting business in currencies other than United States dollars subjects us to currency controls and fluctuations in currency exchange rates;

•	we may be unable to hedge some transactions because of uncertainty or the inability to reasonably estimate our foreign exchange exposure;

•	we may hedge some anticipated transactions and transaction exposures, but could still experience losses due to exchange rate fluctuations;

•	laws, policies and other regulatory requirements affecting trade and investment including loss or modification of exemptions for taxes and tariffs, and import and export license requirements; and

•	exposure to different legal standards or risks.

We may be unable to identify or complete suitable acquisitions and investments, and any acquisitions and investments we do complete may create business difficulties or dilute our stockholders.

      We may acquire or make investments in businesses, products, services or technologies. To date, we have not acquired any material businesses or technologies. We cannot assure you that we will be able to identify suitable acquisitions or investment candidates. Even if we identify suitable candidates, we cannot assure you that we will be able to make acquisitions or investments on commercially acceptable terms. If we acquire a company, we may have difficulty integrating its personnel and operations into our operations. In addition, its key personnel may decide not to work for us. We may also have difficulty integrating acquired businesses, products, services and technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results. We may also incorrectly judge the value or worth of an acquired company or business. Furthermore, we may incur significant debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of equity securities may be dilutive to our stockholders.

Services provided by systems integrators carry lower gross margins than services provided by our employees and a change in the mix of services revenues could have an adverse impact on our operating results.

      We subcontract certain consulting services to systems integrators which generally causes such services to carry lower gross margins than services provided internally. Therefore, an increase in the percentage of services provided by systems integrators versus services provided by our employees could have a detrimental impact on our overall gross margins and could adversely affect operating results.

We may be unable to compete effectively in the application service provider market.

      Some businesses choose to access enterprise software applications through application service providers, or ASPs, which are businesses that host applications and provide access to software on a subscription basis. We have limited experience selling our solutions through ASPs and may not be successful in generating revenue from this distribution channel. Moreover, the use of ASPs as a distribution channel may occur more rapidly than we anticipate, and we may not be able to compete effectively in this environment.

Many of our executive officers are new to their positions, are critical to our business and may not remain with us in the future.

      On February 15, 2001, we reorganized our management team. In particular, our prior chief executive officer, H. Richard Lawson, became the chairman of our board of directors, and John J. Coughlan, who had served as our president and chief operating officer, was appointed president and chief executive officer. Our executive vice president and chief financial officer, Robert G. Barbieri, joined us in August 2000. It may take some time for the members of our management team to be fully integrated into their new positions. Our ability to effectively execute our business strategy depends in large part on our management team’s ability to operate effectively together. If our executives are unable to do so, our business and operating results may be adversely affected. In addition, we do not have employment contracts or noncompetition agreements with most of our executive management employees. The loss of services of any of our executives could negatively affect our business.

In the event our products infringe on the intellectual property rights of third parties, our business may suffer if we are sued for infringement or cannot obtain licenses to these rights on commercially acceptable terms.

      We are subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. Although we believe our services and products do not infringe the intellectual property rights of others, it is possible that claims could be asserted against us. Many participants in the technology industry have an increasing number of patents and patent applications and have frequently demonstrated a readiness to take legal action based on allegations of patent and other intellectual property infringement. Further, as the number and functionality of our products increase, we believe that we may become increasingly subject to the risk of infringement claims. If infringement claims are brought against us, these assertions could distract management and we may have to expend potentially significant funds and resources to defend or settle such claims. If we were found to infringe on the intellectual property rights of others, we could be forced to pay significant license fees or damages for infringement.

      As part of our standard license agreements, we agree to indemnify our customers for some types of infringement claims under the laws of the United States and some foreign jurisdictions that may arise from the use of our products. If a claim against us were successful, we may be required to incur significant expense and pay substantial damages as we are unable to insure against this risk. Even if we were to prevail, the accompanying publicity could adversely impact the demand for our software. Provisions attempting to limit our liability in our standard agreements may be invalidated by unfavorable judicial decisions or by federal, state, local or foreign laws or ordinances.

If we fail to adequately protect our intellectual property, we may not be able to compete.

      We consider certain aspects of our internal operations, software and documentation to be proprietary, and rely on a combination of contract, copyright, trademark and trade secret laws and other measures to protect this information. In addition, to date we have filed only one patent application but we intend to file additional patent applications. Outstanding applications may not result in issued patents and, even if issued, the patents may not provide any competitive advantage. Existing copyright laws afford only limited protection. Our competitors may independently develop technologies that are less expensive or better than our technology. In addition, when we license our products to customers, we provide source code for most of our products. We also permit customers to possibly obtain access to our other source code through a source code escrow arrangement. This access to our source code may increase the likelihood of misappropriation or other misuse of our intellectual property. In addition, the laws of some countries in which our software products are or may be licensed do not protect our software products and intellectual property rights to the same extent as the laws of the United States. Defending our rights could be costly.

Risks Related to this Offering

We have broad discretion in using the proceeds from this offering and therefore investors will be relying on the judgment of our management to invest those funds effectively.

      We have broad discretion to determine the allocation of our proceeds from this offering that will be used for general corporate purposes. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use these proceeds. The failure of management to use such funds effectively could have a material adverse effect on our financial position and operating results.

As a new investor, you will experience immediate dilution of      % in the value of your common stock, and may experience additional dilution as outstanding options and warrants are exercised.

      Prior investors paid a lower per share price than the price in this offering. The initial public offering price is substantially higher than the net book value per share of the outstanding common stock immediately after this offering. Accordingly, if you purchase common stock in this offering, you will incur immediate and substantial dilution of $     per share. In addition, we have issued a significant number of options and warrants to acquire common stock at prices significantly below the initial public offering price. As of February 28, 2001, we had outstanding options to purchase 19,258,521 shares of common stock at a weighted average exercise price of $2.66 per share, and outstanding warrants to purchase 1,966,400 shares of common stock at a weighted average purchase price of $5.40 per share. To the extent these outstanding options and warrants are exercised, there will be further dilution to investors in this offering.

There is a large number of shares that may be sold in the market following this offering which may depress our stock price.

      Sales of a substantial number of shares of our common stock in the public market by our stockholders after this offering, or the perception that such sales are likely to occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on shares outstanding as of February 28, 2001, upon completion of this offering we will have outstanding                shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, the                shares of common stock sold in this offering and an additional                shares of common stock will be freely tradable, without restriction, in the public market. After the lockup agreements pertaining to this offering expire 180 days from the date of this prospectus, an additional                shares will be eligible for sale in the public market. In addition,                of the shares subject to outstanding options and warrants will be exercisable, and if exercised, available for sale 180 days after the date of this prospectus.

An active public market for our common stock may not develop, which could impede your ability to sell your shares and depress our stock price.

      The initial price of our common stock to be sold in the offering will be determined through negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Before this offering, no public market existed for our common stock. An active public market for our common stock may not develop or be sustained after the offering, which could affect your ability to sell your shares and depress the market price of your shares. The market price of your shares may fall below the initial public offering price. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may become the target of similar litigation. Securities litigation may result in substantial costs and divert management’s attention and resources, which may harm our business and financial condition, as well as the market price of our common stock.

Our officers, directors and affiliated entities will have substantial control over our affairs.

      We anticipate that our executive officers and directors, together with their affiliates, will, in the aggregate, beneficially own approximately      percent of our outstanding common stock following the completion of this offering. These stockholders may be able to exercise substantial influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of us. There can be no assurance that these stockholders will vote their shares in a manner that is consistent with yours.

FORWARD-LOOKING STATEMENTS

       You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

      This prospectus contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of such terms or other comparable terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding the following: our software development plans and our business strategies and plans. These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

      In this prospectus, we refer to information regarding our potential markets and other industry data. We believe that all such information has been obtained from reliable sources which are customarily relied upon by companies in our industry. However, we have not independently verified any such information.

USE OF PROCEEDS

       We expect to receive net proceeds of approximately $      million from the sale of the                 shares of common stock (approximately $      million if the underwriters exercise their over-allotment option in full), at an assumed initial public offering price of $      per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

      The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock, to enhance our ability to acquire other businesses, products or technologies and to facilitate future access to public equity markets. We intend to use approximately $10.2 million of the net proceeds from this offering to repay our outstanding senior subordinated convertible notes due February 23, 2006 that bear interest at an annual rate of 12%. The proceeds from the issuance of these notes were used for general corporate purposes. We expect to use the remainder of the net proceeds from this offering for general corporate purposes, capital expenditures and possible acquisitions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

      A portion of the net proceeds may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies.

DIVIDEND POLICY

       We have never declared or paid any cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business.

CAPITALIZATION

       The following table summarizes our capitalization as of February 28, 2001 as follows:

      •  on an actual basis;

•	on a pro forma basis to reflect the conversion of our Series A Convertible Preferred Stock and the elimination of the mandatory redemption features of the common stock held by our employee stock ownership plan and of the mandatorily redeemable common stock warrants issuable upon conversion of the outstanding senior subordinated convertible notes; and

•	on a pro forma as adjusted basis to give effect to receipt of the net proceeds from the sale in this offering of shares of common stock at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and the application of the net proceeds as described under “Use of Proceeds.”

      You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The following table sets forth our capitalization as of February 28, 2001:

	February 28, 2001

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(in thousands, except share and per share data)
	(unaudited)	(unaudited)	(unaudited)

Mandatorily redeemable common stock warrants	$2,073	$—

Senior subordinated convertible notes	7,937	7,937

Other long-term debt, net of current portion	2,398	2,398

Series A convertible preferred stock, $0.01 par value; 7,281,554 shares authorized, issued and outstanding	29,059	—

Mandatorily redeemable common stock at redemption value	23,954	—

Stockholders’ (deficit) equity:

Preferred stock, $0.01 par value, 42,718,446 shares authorized; no shares issued or outstanding	—	—

Common stock, $0.01 par value, 500,000,000 shares authorized, 47,742,017 shares issued and outstanding, actual; 55,023,571 shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	477	550

Additional paid-in capital	19,254	50,313

Treasury stock at cost, 4,585,590 shares	(14,720)	(14,720)

Deferred stock-based compensation	(10,950)	(10,950)

Retained earnings	28,127	28,127

Accumulated other comprehensive loss	(761)	(761)

Adjustment for mandatorily redeemable common stock	(23,954)	—

Total stockholders’ (deficit) equity	(2,527)	52,559

Total capitalization	$62,894	$62,894

This table excludes the following shares:

•	19,258,521 shares subject to outstanding stock options as of February 28, 2001, with a weighted average exercise price of $2.66 per share;

•	1,966,400 shares subject to outstanding warrants as of February 28, 2001, with a weighted average exercise price of $5.40 per share; and

•	26,134,736 shares reserved for future grant or issuance under our stock option plans and employee stock purchase plan as of February 28, 2001.

DILUTION

       If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after completion of this offering. We calculate pro forma net tangible book value per share by dividing the net tangible book value, which equals total assets, less intangible assets and total liabilities, by the number of outstanding shares of common stock outstanding after giving effect to the conversion of all outstanding shares of Series A Convertible Preferred Stock upon completion of this offering and the elimination of the mandatory redemption features of the common stock held by our employee stock ownership plan and of the mandatorily redeemable common stock warrants issuable upon conversion of the outstanding senior subordinated convertible notes.

      At February 28, 2001, our pro forma net tangible book value was $47.9 million or $0.87 per share. After giving effect to the sale of                 shares of our common stock in this offering at an assumed initial public offering price of $      per share, less underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma net tangible book value at February 28, 2001 would have been approximately $           million, or $      per share. This represents an immediate increase in pro forma net tangible book value of $      per share to existing stockholders and an immediate dilution in pro forma tangible book value of $      per share to purchasers of common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$

Pro forma net tangible book value per share	$0.87

Increase per share attributable to new investors

Pro forma net tangible book value per share after offering

Dilution per share to new investors		$

      The following table shows on a pro forma as adjusted basis at February 28, 2001, after giving effect to the sale of                 shares of common stock in this offering at an assumed initial public offering price of $        per share, less estimated underwriting discounts and commissions and estimated offering expenses, and conversion of all Series A Convertible Preferred Stock into common stock, to the number of shares of common stock issued by us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering:

	Shares Purchased		Total Consideration		Average
					Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	55,023,571	%	$26,718,000	%	$0.49
New investors

Total		100.0%		100.0%

      The foregoing discussion and table are based on actual shares outstanding on February 28, 2001. The foregoing discussion assumes no exercise of any stock options or warrants outstanding as of February 28, 2001. As of February 28, 2001, there were options and warrants outstanding to purchase 21,224,921 shares of common stock at a weighted average exercise price of $2.91 per share. To the extent any of these options or warrants are exercised, there will be further dilution to investors.

SELECTED CONSOLIDATED FINANCIAL DATA

      The consolidated statement of operations data set forth below for the years ended May 31, 1998, 1999 and 2000, and the balance sheet data at May 31, 1999 and 2000 are derived from our financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. The financial data as of and for the nine months ended February 29, 2000 and February 28, 2001 are derived from unaudited financial statements included elsewhere in this prospectus. Statement of operations data for the years ended May 31, 1996 and 1997, and the balance sheet data at May 31, 1996, 1997 and 1998 are derived from our audited financial statements that are not included in this prospectus. We have prepared the unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. When you read this selected consolidated financial data, it is important that you also read our financial statements and related notes included elsewhere in this prospectus, as well as the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Historical results are not necessarily indicative of future results.

						Nine Months Ended
	Year Ended May 31,
						Feb. 29,	Feb. 28,
	1996	1997	1998	1999	2000	2000	2001

	(in thousands, except per share data)					(unaudited)

Consolidated Statement of Operations Data:

Revenues:

License fees	$50,227	$66,646	$93,955	$98,141	$121,421	$79,975	$101,871

Services	45,795	72,802	102,584	166,321	191,486	142,327	166,303

Total revenues	96,022	139,448	196,539	264,462	312,907	222,302	268,174

Cost of revenues:

Cost of license fees	1,503	3,155	11,574	11,941	16,228	11,614	17,783

Cost of services	28,706	38,449	48,962	79,554	101,875	74,680	84,559

Total cost of revenues	30,209	41,604	60,536	91,495	118,103	86,294	102,342

Gross profit	65,813	97,844	136,003	172,967	194,804	136,008	165,832

Operating expenses:

Research and development	14,287	19,885	28,849	37,819	44,780	31,539	37,621

Sales and marketing	35,277	54,375	76,555	88,986	119,203	85,184	82,590

General and administrative	10,451	14,000	19,386	28,075	31,731	21,778	21,669

Non-recurring charges	—	—	—	4,350	3,984	4,350	11,903

Total operating expenses	60,015	88,260	124,790	159,230	199,698	142,851	153,783

Operating income (loss)	5,798	9,584	11,213	13,737	(4,894)	(6,843)	12,049

Interest income, net	61	83	132	1,332	892	738	1,095

Income (loss) before income taxes	5,859	9,667	11,345	15,069	(4,002)	(6,105)	13,144

Provision (benefit) for income taxes	2,120	4,011	5,105	6,333	(653)	(996)	5,521

Net income (loss)	$3,739	$5,656	$6,240	$8,736	$(3,349)	$(5,109)	$7,623

Net income (loss) per share:

Basic	$0.08	$0.11	$0.12	$0.17	$(0.07)	$(0.10)	$0.15

Diluted	$0.07	$0.10	$0.11	$0.15	$(0.07)	$(0.10)	$0.13

Shares used in computing net income (loss) per share:

Basic	48,970	49,641	49,984	50,729	50,965	50,954	51,305

Diluted	51,571	54,470	56,603	58,342	50,965	50,954	59,639

	May 31,
						February 28,
	1996	1997	1998	1999	2000	2001

						(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:

Cash, cash equivalents and marketable securities	$13,976	$8,912	$29,713	$41,398	$45,862	$61,664

Working capital	(1,537)	802	5,411	9,233	6,048	27,879

Total assets	56,868	68,703	104,276	145,560	179,630	213,919

Mandatorily redeemable common stock warrants	—	—	—	—	—	2,073

Senior subordinated convertible notes	—	—	—	—	—	7,937

Other long-term debt, net of current portion	866	2,172	1,021	1,819	15,573	2,398

Series A convertible preferred stock	—	—	—	—	—	29,059

Mandatorily redeemable common stock	55,756	85,396	130,714	158,850	164,213	23,954

Stockholders’ (deficit) equity	(52,078)	(75,390)	(113,436)	(131,682)	(138,875)	(2,527)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following should be read with our consolidated financial statements and the notes to those statements and other financial information appearing elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” as well as those discussed elsewhere in this prospectus.

Overview

      We are a leading provider of enterprise software solutions targeting specific services industries. We offer comprehensive financial management, human resources, order management, procurement and enterprise relationship management solutions designed to manage, analyze and improve our customers’ businesses. Our software solutions automate and integrate critical business processes, facilitating collaboration among customers, partners, suppliers and employees.

      We derive revenues from licensing software solutions and providing comprehensive, professional services, including consulting, training and implementation services, as well as ongoing customer support and maintenance. Consulting, training and implementation services are not essential to the functionality of our software products, are sold separately and are also available from third-party service providers. Accordingly, revenues from these services are generally recorded separately from the license fee. Additionally, we generate a portion of our revenues from reselling our software solutions through third-party vendors.

      We recognize revenues in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9, as well as Technical Practice Aids issued from time to time by the American Institute of Certified Public Accountants, and in accordance with the Securities and Exchange Commission Staff Accounting Bulleting No. 101, “Revenue Recognition in Financial Statements.”

      We recognize revenues from software license fees from end users and resellers when a non-cancelable license agreement has been signed, the software product has been shipped, there are no uncertainties surrounding product acceptance, the fees are fixed or determinable and collection of the related receivable is considered probable. In software arrangements that include rights to multiple software products, specified upgrades, maintenance or services, we allocate total fees among each deliverable based on relative fair value. Customer support and software arrangements including fixed-fee services components are recognized using contract accounting.

      We recognize revenues from training, consulting and implementation services as such services are provided to customers. These services are billed on either a time and materials or a fixed-fee basis. Revenues from customer support and maintenance are deferred and recognized ratably over the term of the maintenance agreements. Revenues from maintenance contracts which are bundled with the initial license fee are deferred based on the fair value of the bundled support services.

      Cost of license fees include royalties to third parties and software delivery expenses. Our software solutions may include embedded components of third-party vendors, for which a fee is paid to the vendor upon sale of our products. In addition, we resell third-party products in conjunction with the license of our software solutions. The cost of license fees is higher when we resell products of third-party vendors. As a result, gross margins vary depending on the proportion of sales of third-party products in our revenue mix.

      Cost of services includes the personnel and related overhead costs for providing consulting, training, implementation and support services to customers, as well as fees and royalties paid to third parties for subcontracted professional services and support. The cost of services is higher when such services are provided by third-party vendors. As a result, gross margins vary depending on the proportion of services provided by third parties in our revenue mix.

      Our operating expenses include research and development, sales and marketing and general and administrative expenses. Research and development expenses consist primarily of salaries, employee benefits, related overhead costs and consulting fees relating to product development, enhancements, upgrades, testing, quality assurance and documentation. Sales and marketing expenses consist primarily of salaries and incentive compensation, employee benefits and related overhead costs as well as travel, trade show activities and advertising costs. General and administrative expenses consist primarily of salaries, employee benefits and related overhead costs for operations employees as well as legal and accounting fees, consulting fees and bad debt expense.

      In anticipation of our initial public offering, we have incurred certain one-time expenses. These expenses include fees paid to an independent consulting firm to assist our organization in improving business processes and corporate infrastructure. During the nine months ended February 28, 2001, we incurred expenses of $2.6 million related to this initiative. We expect to incur approximately $2.3 million for these expenses in the fourth quarter of fiscal 2001.

      Our ongoing facility costs increased beginning in fiscal 2000 as a result of moving into our new corporate headquarters. During fiscal 1999, in conjunction with our decision to move to our present facility, we recorded a lease abandonment charge of $4.4 million that represents the excess of remaining lease payments over the amount we estimated would be generated from the sub-lease of space at our former headquarters. In subsequent quarters, additional adjustments have been made in response to conditions in the real estate market and subtenant activity.

      We also have recorded deferred compensation for the difference between the exercise price and the deemed fair value of our common stock for certain employee stock option grants that were granted below the estimated fair value of our common stock. We have recorded deferred compensation of $11.9 million related to such option grants for fiscal 2001 which will be amortized over the period of service. Compensation expense of $1.4 million was recorded in the nine months ended February 28, 2001 related to these grants.

      Interest income, net includes interest and dividend income earned on cash, cash equivalents and investments net of interest expense.

Recent Recapitalization Transactions

      In February 2001, affiliates of TA Associates, Inc. and St. Paul Ventures, Inc. purchased 6,124,855 shares of Series A Convertible Preferred Stock from us for a total purchase price of $25.2 million, or $4.12 per share. The preferred stock is convertible into common stock on a one for one basis, subject to adjustment upon dilutive events. We used a portion of these proceeds to repurchase from our founders and former executive officers 3,105,590 shares of common stock for an aggregate purchase price of $10.0 million, or $3.22 per share, and stock options for 4,213,000 shares of common stock for an aggregate purchase price of $7.5 million. We recorded compensation expense of $7.5 million in the third quarter of fiscal 2001 to reflect the repurchase of the stock options. In addition, certain stockholders sold 1,480,000 shares of common stock to affiliates of TA Associates and St. Paul Ventures for a total purchase price of $4.8 million, or $3.22 per share. These shares of common stock were then exchanged for an additional 1,156,699 shares of preferred stock. As a result, there were 7,281,554 shares of preferred stock outstanding on February 28, 2001.

      Affiliates of TA Associates and St. Paul Ventures also purchased $10.0 million in principal amount of 12% senior subordinated convertible notes due February 23, 2006, which are convertible into $10.0 million principal amount of 12% senior subordinated notes due February 23, 2006 with warrants to purchase 316,400 shares of our common stock for $0.01 per share. We have accounted for the allocated fair value of the warrants as a discount of $2.1 million on the senior subordinated convertible notes.

      Upon the effectiveness of this offering and the conversion of our preferred stock into shares of common stock, we will recognize a charge to net income available to common stockholders for the unamortized value of the beneficial conversion feature of our preferred stock. This charge will adversely impact basic earnings per share in the period of conversion. As of February 28, 2001, the unamortized value of the deemed beneficial conversion feature of our preferred stock was $30.0 million. As discussed in “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to repay our outstanding senior subordinated convertible notes. If the notes are repaid prior to their scheduled maturity date, we will record an extraordinary charge for the total amount of the unamortized debt issuance costs and the discount on the notes. As of February 28, 2001, this amount was $2.4 million.

Results of Operations

      The following table sets forth certain line items in our consolidated statement of operations as a percentage of total revenues for the periods indicated:

				Nine Months
				Ended
	Year Ended May 31,
				Feb. 29,	Feb. 28,
	1998	1999	2000	2000	2001

Revenues:

License fees	47.8%	37.1%	38.8%	36.0%	38.0%

Services	52.2	62.9	61.2	64.0	62.0

Total revenues	100.0	100.0	100.0	100.0	100.0

Cost of revenues:

Cost of license fees	5.9	4.5	5.2	5.2	6.6

Cost of services	24.9	30.1	32.6	33.6	31.6

Total cost of revenues	30.8	34.6	37.8	38.8	38.2

Gross margin	69.2	65.4	62.2	61.2	61.8

Operating expenses:

Research and development	14.7	14.3	14.3	14.2	14.0

Sales and marketing	38.9	33.6	38.1	38.3	30.8

General and administrative	9.9	10.7	10.1	9.8	8.1

Non-recurring charges	—	1.6	1.3	2.0	4.4

Total operating expenses	63.5	60.2	63.8	64.3	57.3

Operating income (loss)	5.7	5.2	(1.6)	(3.1)	4.5

Interest income, net	0.1	0.5	0.3	0.4	0.4

Income (loss) before income taxes	5.8	5.7	(1.3)	(2.7)	4.9

Provision (benefit) for income taxes	2.6	2.4	(0.2)	(0.4)	2.1

Net income (loss)	3.2%	3.3%	(1.1)%	(2.3)%	2.8%

Nine Months Ended February 28, 2001 Compared To Nine Months Ended February 29, 2000

Revenues

      Total Revenues. Total revenues increased to $268.2 million for the nine months ended February 28, 2001 from $222.3 million for the nine months ended February 29, 2000, representing an increase of 20.6%. This increase was primarily a result of greater demand for our software products and continued penetration in our targeted services industries. In addition, services revenues increased primarily due to professional services and maintenance revenues associated with our growing customer base.

      License Fees. Revenues from license fees increased to $101.9 million for the nine months ended February 28, 2001 from $80.0 million for the nine months ended February 29, 2000, representing an increase of 27.4%. Revenues from license fees as a percentage of total revenues for the nine months ended February 28, 2001 and February 29, 2000 were 38.0% and 36.0%, respectively. These increases were primarily attributable to a greater volume of license transactions and an increase in average sales price per customer. In addition, we gained a major customer, which represented approximately $12.7 million in revenues from license fees for the nine months ended February 28, 2001.

      Services. Revenues from services increased to $166.3 million for the nine months ended February 28, 2001 from $142.3 million for the nine months ended February 29, 2000, representing an increase of 16.8%. Services revenues as a percentage of total revenues for the nine months ended February 28, 2001 and February 29, 2000 were 62.0% and 64.0%, respectively. The decrease as a percentage of revenues in fiscal 2001 was primarily a result of the proportionately greater increase in license fees.

Cost of Revenues

      Cost of License Fees. Cost of license fees increased to $17.8 million for the nine months ended February 28, 2001 from $11.6 million for the nine months ended February 29, 2000, representing an increase of 53.1%. Gross margin on revenues from license fees was 82.5% and 85.5% for the nine months ended February 28, 2001 and February 29, 2000, respectively. The decrease in gross margin was primarily attributable to the larger proportion of sales of third-party products in our revenue mix and increases in third-party software costs.

      Cost of Services. Cost of services increased to $84.6 million for the nine months ended February 28, 2001 from $74.7 million for the nine months ended February 29, 2000, representing an increase of 13.2%. Gross margin on services revenues was 49.2% and 47.5% for the nine months ended February 28, 2001 and February 29, 2000, respectively. The increase in gross margin was primarily attributable to increased utilization of internal services consultants.

Operating Expenses

      Research and Development. Research and development expenses increased to $37.6 million for the nine months ended February 28, 2001 from $31.5 million for the nine months ended February 29, 2000, representing an increase of 19.3%. The increase in expenses was primarily due to higher compensation expenses resulting from additional headcount and salary increases to attract and retain highly skilled technology professionals. Research and development expenses as a percentage of total revenues for the nine months ended February 28, 2001 and February 29, 2000 were 14.0% and 14.2%, respectively.

      Sales and Marketing. Sales and marketing expenses decreased to $82.6 million for the nine months ended February 28, 2001 from $85.2 million for the nine months ended February 29, 2000, representing a decrease of 3.0%. The decrease was primarily due to a reduction in sales and marketing headcount and related compensation expenses as a result of turnover early in fiscal 2001. Sales and marketing expenses as a percentage of total revenues for the nine months ended February 28, 2001 and

February 29, 2000 were 30.8% and 38.3%, respectively. The decrease as a percentage of revenues is a result of the growth in revenues.

      General and Administrative. General and administrative expenses decreased to $21.7 million for the nine months ended February 28, 2001 from $21.8 million for the nine months ended February 29, 2000. General and administrative expenses as a percentage of total revenues for the nine months ended February 28, 2001 and February 29, 2000 were 8.1% and 9.8%, respectively. The decrease as a percentage of revenues is a result of the growth in revenues.

      Non-recurring Charges. Non-recurring charges for the nine months ended February 28, 2001 consisted of $7.5 million associated with our recent recapitalization transactions, $2.6 million in consulting fees related to business process improvement initiatives designed to prepare our organization for our initial public offering and an additional lease abandonment charge of $1.8 million in response to conditions in the real estate market and the loss of two subtenants. Non-recurring charges for the nine months ended February 28, 2000 consisted of $2.7 million related to a compensation charge and $1.8 million related to the issuance of warrants under a former strategic marketing arrangement, offset by a $0.2 million decrease in our lease abandonment accrual.

Interest Income, Net

      Interest income, net increased to $1.1 million for the nine months ended February 28, 2001 from $0.7 million for the nine months ended February 29, 2000, representing an increase of 48.4%. Interest income, net as a percentage of total revenues for the nine months ended February 28, 2001 and February 29, 2000 was 0.4%. We earned interest income of $1.6 million and $1.4 million for the nine months ended February 28, 2001 and February 29, 2000, respectively. This was offset by interest expense of $0.5 million and $0.6 million for the nine months ended February 28, 2001 and February 29, 2000, respectively, incurred in connection with borrowings under our credit facility.

Provision (Benefit) for Income Taxes

      We recognized an income tax provision of $5.5 million for the nine months ended February 28, 2001 compared to an income tax benefit for the nine months ended February 29, 2000 of $1.0 million. Our income tax provision was comprised primarily of federal and state taxes. Our effective rate for the nine months ended February 28, 2001 was 42.0%. We recognized an income tax benefit for the nine months ended February 29, 2000 as a result of our operating loss.

Fiscal Year Ended May 31, 2000 Compared To Fiscal Year Ended May 31, 1999

Revenues

      Total Revenues. Total revenues increased to $312.9 million in fiscal 2000 from $264.5 million in fiscal 1999, representing an increase of 18.3%. This increase was primarily due to greater demand for our software products and continued penetration of our software products in our targeted services industries. In addition, services revenues increased primarily due to professional services and maintenance revenues associated with our growing customer base.

      License Fees. Revenues from license fees increased to $121.4 million in fiscal 2000 from $98.1 million in fiscal 1999, representing an increase of 23.7%. Revenues from license fees as a percentage of total revenues for fiscal 2000 and fiscal 1999 were 38.8% and 37.1%, respectively. These increases were primarily due to a greater volume of license transactions and an increase in average sales price per customer. These increases were also driven by increased customer demand in fiscal 2000 as customer budgets previously allocated to address Year 2000 compliance projects became available for other information technology needs.

      Services. Revenues from services increased to $191.5 million in fiscal 2000 from $166.3 million in fiscal 1999, representing an increase of 15.1%. The increase in services revenues was primarily due to increased maintenance revenues associated with our expanded customer base. Services revenues as a percentage of total revenues for fiscal 2000 and fiscal 1999 were 61.2% and 62.9%, respectively. The decrease as a percentage of revenues was primarily due to the increase in revenues from license fees and lower demand for services in our third quarter as our customers allocated budgets to address Year 2000 compliance projects.

Cost of Revenues

      Cost of License Fees. Cost of license fees increased to $16.2 million in fiscal 2000 from $11.9 million in fiscal 1999, representing an increase of 35.9%. Gross margin on revenues from license fees was 86.6% and 87.8% for fiscal 2000 and fiscal 1999, respectively. The decrease in gross margin was primarily attributable to the larger proportion of sales of third-party products in our revenue mix and increases in third-party software costs.

      Cost of Services. Cost of services increased to $101.9 million in fiscal 2000 from $79.6 million in fiscal 1999, representing an increase of 28.1%. Gross margin on services revenues was 46.8% and 52.2% for fiscal 2000 and fiscal 1999, respectively. Cost of services increased as we continued hiring personnel during the early part of our fiscal year to meet anticipated demand.

Operating Expenses

      Research and Development. Research and development expenses increased to $44.8 million in fiscal 2000 from $37.8 million in fiscal 1999, representing an increase of 18.4%. Research and development expenses as a percentage of total revenues for both fiscal 2000 and fiscal 1999 was 14.3%.

      Sales and Marketing. Sales and marketing expenses increased to $119.2 million in fiscal 2000 from $89.0 million in fiscal 1999, representing an increase of 34.0%. Sales and marketing expenses as a percentage of total revenues for fiscal 2000 and fiscal 1999 were 38.1% and 33.6%, respectively. The increase as a percentage of total revenues was primarily a result of increased headcount and related compensation, advertising and trade show activity, travel expenditures and increased facility costs as a result of our move into our new corporate headquarters. The increase in compensation expense also reflects significant turnover experienced in the sales organization during fiscal 2000 as a result of a tight labor market, particularly in the technology sector. This resulted in increased salaries and related costs in order to attract and retain sales employees.

      General and Administrative. General and administrative expenses increased to $31.7 million in fiscal 2000 from $28.1 million in fiscal 1999, representing an increase of 13.0%. The increase from fiscal 1999 to fiscal 2000 was primarily due to increased salary expenses resulting from additional headcount and changes in our executive team and increased facility costs as a result of our move into our new corporate headquarters. General and administrative expenses as a percentage of total revenues for fiscal 2000 and fiscal 1999 were 10.1% and 10.7%, respectively. The decrease as a percentage of total revenues was primarily due to the increase in revenues which exceeded the increase in general and administrative expenses.

      Non-recurring Charges. Non-recurring charges for fiscal 2000 consisted of $2.7 million related to a compensation charge and $1.8 million related to the issuance of warrants under a former strategic marketing arrangement, offset by a $0.5 million decrease in our lease abandonment accrual. During fiscal 1999, in conjunction with our decision to move to our present facility, we recorded a lease abandonment charge of $4.4 million that represents the excess of remaining lease payments over the amount we estimated would be generated from the sub-lease of space at our former headquarters.

Interest Income, Net

      Interest income, net decreased to $0.9 million in fiscal 2000 from $1.3 million in fiscal 1999, representing a decrease of 33.0%. Interest income, net as a percentage of total revenues for fiscal 2000 and fiscal 1999 was 0.3% and 0.5%, respectively. We earned interest income of $1.9 million and $1.5 million in fiscal 2000 and fiscal 1999, respectively. This was offset by interest expense of $1.0 million and $0.2 million in fiscal 2000 and fiscal 1999, respectively, incurred in connection with our borrowing $18.0 million under our $25.0 million credit facility.

Provision (Benefit) for Income Taxes

      We recognized a tax benefit in fiscal 2000 of $0.7 million compared to an income tax provision of $6.3 million in fiscal 1999. We recognized an income tax benefit for fiscal 2000 as a result of our operating loss. Our income tax provision for fiscal 1999 was comprised primarily of federal and state taxes. Our effective tax rate for fiscal 1999 was 42.0%.

Fiscal Year Ended May 31, 1999 Compared To Fiscal Year Ended May 31, 1998

Revenues

      Total Revenues. Total revenues increased to $264.5 million in fiscal 1999 from $196.5 million in fiscal 1998, representing an increase of 34.6%. The increase in total revenues in 1999 was primarily attributable to increased professional services offerings and increased maintenance revenues related to our expanded customer base.

      License Fees. Revenues from license fees increased to $98.1 million in fiscal 1999 from $94.0 million in fiscal 1998, representing an increase of 4.5%. Revenues from license fees as a percentage of total revenues for fiscal 1999 and fiscal 1998 were 37.1% and 47.8%, respectively. Revenues from license fees as a percentage of total revenues decreased from fiscal 1998 to 1999 primarily as a result of our increase in services revenues as a percentage of total revenues.

      Services. Revenues from services increased to $166.3 million in fiscal 1999 from $102.6 million in fiscal 1998, representing an increase of 62.1%. Services revenues as a percentage of total revenues for fiscal 1999 and fiscal 1998 were 62.9% and 52.2%, respectively. These increases were primarily due to higher revenues from consulting services associated with increased product sales in fiscal 1998.

Cost of Revenues

      Cost of License Fees. Cost of license fees increased to $11.9 million in fiscal 1999 from $11.6 million in fiscal 1998, representing an increase of 3.2%. Gross margin on revenues from license fees was 87.8% and 87.7% for fiscal 1999 and fiscal 1998, respectively.

      Cost of Services. Cost of services increased to $79.6 million for fiscal 1999 from $49.0 million in fiscal 1998, representing an increase of 62.5%. The increase in cost of services was primarily attributable to our increased hiring of personnel to meet the growing consulting demand driven by 1998 product sales. Gross margin on services revenues was 52.2% and 52.3% for fiscal 1999 and fiscal 1998, respectively.

Operating Expenses

      Research and Development. Research and development expenses increased to $37.8 million in fiscal 1999 from $28.8 million in fiscal 1998, representing an increase of 31.1%. The increase in expenses for fiscal 1999 was due to increased headcount and use of contracted services. Research and development expenses as a percentage of total revenues for fiscal 1999 and fiscal 1998 were 14.3% and 14.7%, respectively.

      Sales and Marketing. Sales and marketing expenses increased to $89.0 million in fiscal 1999 from $76.6 million in fiscal 1998, representing an increase of 16.2%. The increase in expense was primarily driven by increased compensation, advertising and travel expenses. Sales and marketing expenses as a percentage of total revenues for fiscal 1999 and fiscal 1998 were 33.6% and 38.9%, respectively. The decrease as a percentage of revenues was the result of growth in revenues.

      General and Administrative. General and administrative expenses increased to $28.1 million in fiscal 1999 from $19.4 million in fiscal 1998, representing an increase of 44.8%. General and administrative expenses as a percentage of total revenues for fiscal 1999 and fiscal 1998 were 10.7% and 9.9%, respectively. These increases were attributable to investments in our internal operating departments to support our growing organization and increases to our provisions to fully reserve for uncollectible accounts.

      Non-recurring Charges. Non-recurring charges for fiscal 1999 include a lease abandonment charge of $4.4 million that represents the excess remaining lease payments over the amount we estimated would be generated from the sub-lease of space at our former headquarters.

Interest Income, Net

      Interest income, net increased to $1.3 million in fiscal 1999 from $0.1 million in fiscal 1998. Interest income, net as a percentage of total revenues for fiscal 1999 and fiscal 1998 was 0.5% and 0.1%, respectively. We earned interest income of $1.5 million and $0.7 million in fiscal 1999 and fiscal 1998, respectively. This was offset by interest expense of $0.2 million and $0.5 million in fiscal 1999 and fiscal 1998, respectively.

Provision for Income Taxes

      We recorded an income tax provision of $6.3 million in fiscal 1999 and $5.1 million in fiscal 1998. Our income tax provision was comprised primarily of federal and state taxes. Our effective rate for fiscal 1999 and fiscal 1998 was 42.0% and 45.0%, respectively.

Selected Quarterly Operating Results

      The following tables set forth certain unaudited quarterly consolidated statement of operations data for each of the seven quarters ended February 28, 2001 and the percentage of our total revenues represented by each item of the respective quarter. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in management’s opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results of any future period.

	Three Months Ended

	August 31,	November 30,	February 29,	May 31,	August 31,	November 30,	February 28,
	1999	1999	2000	2000	2000	2000	2001

	(in thousands)

Revenues:

License fees	$24,448	$22,313	$33,214	$41,446	$30,300	$25,791	$45,780

Services	49,182	48,469	44,676	49,159	53,881	56,539	55,883

Total revenues	73,630	70,782	77,890	90,605	84,181	82,330	101,663

Cost of revenues:

Cost of license fees	3,394	3,650	4,570	4,614	4,218	4,471	9,094

Cost of services	23,827	25,252	25,601	27,195	27,042	28,796	28,721

Total cost of revenues	27,221	28,902	30,171	31,809	31,260	33,267	37,815

Gross profit	46,409	41,880	47,719	58,796	52,921	49,063	63,848

Operating expenses:

Research and development	9,316	10,214	12,009	13,241	11,849	12,487	13,285

Sales and marketing	26,413	28,369	30,402	34,019	25,652	26,684	30,254

General and administrative	7,259	6,366	8,153	9,953	6,256	7,177	8,236

Non-recurring charges	—	(75)	4,425	(366)	400	213	11,290

Total operating expenses	42,988	44,874	54,989	56,847	44,157	46,561	63,065

Operating income (loss)	3,421	(2,994)	(7,270)	1,949	8,764	2,502	783

Interest income, net	388	254	96	154	262	418	415

Income (loss) before income taxes	3,809	(2,740)	(7,174)	2,103	9,026	2,920	1,198

Provision (benefit) for income taxes	622	(447)	(1,171)	343	3,791	1,227	503

Net income (loss)	$3,187	$(2,293)	$(6,003)	$1,760	$5,235	$1,693	$695

	Three Months Ended

	August 31,	November 30,	February 29,	May 31,	August 31,	November 30,	February 28,
	1999	1999	2000	2000	2000	2000	2001

Revenues:

License fees	33.2%	31.5%	42.6%	45.7%	36.0%	31.3%	45.0%

Services	66.8	68.5	57.4	54.3	64.0	68.7	55.0

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenues:

Cost of license fees	4.6	5.1	5.9	5.1	5.0	5.4	8.9

Cost of services	32.4	35.7	32.9	30.0	32.1	35.0	28.3

Total cost of revenues	37.0	40.8	38.8	35.1	37.1	40.4	37.2

Gross margin	63.0	59.2	61.2	64.9	62.9	59.6	62.8

Operating expenses:

Research and development	12.6	14.4	15.4	14.6	14.1	15.2	13.1

Sales and marketing	35.9	40.1	39.0	37.5	30.5	32.4	29.7

General and administrative	9.9	9.0	10.4	11.0	7.4	8.7	8.1

Non-recurring charges	—	(0.1)	5.7	(0.4)	0.5	0.3	11.1

Total operating expenses	58.4	63.4	70.5	62.7	52.5	56.6	62.0

Operating income (loss)	4.6	(4.2)	(9.3)	2.2	10.4	3.0	0.8

Interest income, net	0.5	0.4	0.1	0.1	0.3	0.6	0.4

Income (loss) before income taxes	5.1	(3.8)	(9.2)	2.3	10.7	3.6	1.2

Provision (benefit) for income taxes	0.8	(0.6)	(1.5)	0.4	4.5	1.5	0.5

Net income (loss)	4.3%	(3.2)%	(7.7)%	1.9%	6.2%	2.1%	0.7%

      Our operating results have varied on a quarterly basis and may fluctuate significantly in the future. In general, our revenues have been greater in the second half of our fiscal year primarily due to our sales personnel compensation programs.

      Other factors that could affect our quarterly operating results include those described below and elsewhere in this prospectus:

•	our ability to attract and retain customers;

•	the announcement or introduction of new products or services by us or our competitors;

•	changes in the pricing of our products and services or those of our competitors;

•	variability in the mix of our license fee and services revenues in any quarter; and

•	the amount and timing of operating expenses and capital expenditures.

Liquidity and Capital Resources

      We finance our operations primarily with cash generated through operations.

      During fiscal year 2000, we borrowed approximately $18.0 million to fund costs associated with our new corporate headquarters and to provide additional working capital. During the nine month period ended February 28, 2001, we repaid the outstanding balance under our credit facility. As of February 28, 2001, we had approximately $61.7 million in cash, cash equivalents and marketable securities and approximately $27.9 million in working capital.

      Net cash provided by operating activities was approximately $11.6 million, $25.2 million and $27.8 million in fiscal 2000, 1999 and 1998, respectively. Net cash provided by operating activities for the nine months ended February 28, 2001 was approximately $14.5 million. Net cash flows from operating activities from fiscal 1999 to fiscal 2000 decreased approximately $13.7 million as a result of a net loss in fiscal year 2000, increases in accounts receivable and prepaid expenses, offset in part by increases in other liabilities. Net cash flows from operating activities from fiscal 1998 to fiscal 1999 decreased approximately $2.6 million primarily due to increases in accounts receivable and prepaid expenses, offset in part by increased net income and increased other liabilities.

      Net cash used in investing activities was approximately $23.7 million, $12.3 million and $5.8 million in fiscal 2000, 1999 and 1998, respectively. Net cash used in investing activities for the nine months ended February 28, 2001 was approximately $8.4 million. Fiscal 2000 purchases included $10.4 million of office equipment and furniture, $7.3 million of computer equipment and $6.0 million of leasehold improvements, the majority of which related to the new corporate headquarters. Fiscal 1999 cash used in investing activities reflects purchases of property and equipment in each period and cash paid of $3.5 million in the purchase of ijob, Inc. We have generally funded capital expenditures through the use of cash generated through operations or bank loans. We expect that capital expenditures will continue to increase in the future as we make additional investments in operations.

      In conjunction with our recapitalization in February 2001, we received $25.2 million in proceeds from the sale of 6,124,855 shares of Series A Convertible Preferred Stock and an additional $10.0 million related to the issuance of 12% senior subordinated convertible notes due February 23, 2006, a portion of which we used to repurchase from our founders and former executive officers shares of our common stock and options to acquire shares of our common stock.

      We believe that cash flow from operations, together with the net proceeds raised by the sale of common stock offered by this prospectus, the sale of the Series A Convertible Preferred Stock, proceeds from the 12% senior subordinated convertible notes and borrowings available under our existing credit facilities will be sufficient to meet our cash requirements for the foreseeable future.

Recent Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The new statement establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. SFAS No. 133, as amended by SFAS Nos. 137 and 138, is effective for us beginning June 1, 2001. We do not expect SFAS No. 133 to materially affect our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

      Currently, we have minimal monetary assets, liabilities and operating expenses that are denominated in foreign currencies. If our international operations expand and we decide to enter into hedging transactions to minimize foreign currency exchange rate risk, the adoption of SFAS No. 133, as amended by SFAS Nos. 137 and 138, could have a material impact on our operating results.

      We do not utilize any derivative security instruments. Investments with original maturities of three months or less are classified as cash and cash equivalents. As of February 28, 2001, we consider the reported amounts of these investments to be reasonable approximations of their values. Therefore, changes in the market interest rates will not have a material impact on our financial position. Through February 28, 2001, interest expense was not sensitive to the general levels of United States interest rates because all of our notes payable bear fixed interest rates.

BUSINESS

General

      We are a leading provider of enterprise software solutions targeting specific services industries. We offer comprehensive financial management, human resources, order management, procurement and enterprise relationship management solutions designed to manage, analyze and improve our customers’ businesses. Our software solutions automate and integrate critical business processes, facilitating collaboration among customers, partners, suppliers and employees. We also provide professional services that optimize and support the selection, implementation and execution of a customer’s e-business technology infrastructure.

      Founded in 1975, we currently have over 1,800 customers, primarily in the healthcare, retail, professional services, financial services and public sector industries. We generated revenues of $312.9 million in fiscal 2000 and $268.2 million in the nine months ended February 28, 2001. As of February 28, 2001, we had approximately 1,900 employees.

Industry Background

      Businesses utilizing enterprise software applications increasingly require functionality that meets the challenges of today’s competitive business environment. Historically, enterprise application vendors developed solutions to automate and improve fundamental business processes within an organization. These applications were limited to addressing internal corporate processes and were typically accessible only by a limited number of technical users. In order to succeed in today’s market, businesses need to extend the reach of their systems to include customers, partners, suppliers and employees. Businesses also increasingly require intuitive, easy-to-use interfaces that enable a broad audience to access and benefit from these systems, and analytical tools that present information in a manner that facilitates decision making.

      Businesses also seek enterprise software solutions that are designed specifically to meet business needs within their particular industry. Enterprise applications with a broad, general approach often fail to address adequately the needs of businesses that require industry best practices to remain competitive. Moreover, businesses value solutions that incorporate extensive industry knowledge because they are easier to implement, require less customization to fit the businesses’ processes and facilitate greater collaboration than less focused software solutions.

      The enterprise software applications market is expected to grow significantly over the next several years. International Data Corporation, an industry and market research firm, forecasts the worldwide market for enterprise software applications, which includes enterprise resource management, supply chain management and customer relationship management applications, will increase from $54.0 billion in 1999 to $99.0 billion in 2004. In addition, International Data Corporation forecasts that sales of enterprise software applications in North America will increase from $28.0 billion to $50.1 billion over the same period. Of the estimated market in 2004, International Data Corporation forecasts that services industries will account for approximately 70% of these expenditures.

      Businesses require enterprise software applications that integrate their business processes and provide the infrastructure for e-business. They also demand industry-tailored solutions to match their specific business processes. Many software applications do not adequately address this growing demand by business because these applications fail to support integrated and collaborative operations, have a closed and inflexible product architecture and lack industry-specific solutions. Accordingly, an opportunity exists for software providers offering solutions that are tailored for specific industries and that facilitate collaboration among an enterprise’s customers, partners, suppliers and employees.

Our Solution

      We are a leading provider of collaborative, industry-tailored enterprise software solutions that fundamentally improve the business processes of our customers. The open architecture of our solutions offers our customers the choice of directly deploying a pre-configured solution or quickly and easily customizing our product offerings to conform to their business processes. The benefits of our solutions include:

      Comprehensive Software Suite. Our software provides integrated, comprehensive solutions that automate business processes, enable collaboration among participants in the processes and deliver detailed analyses of the results of the processes. For example, human resources management typically involves the coordination of employee participation in benefit plans. Our software suite allows an employee to enroll directly in a 401(k) plan through the human resources solution, which in turn automatically updates the financial management solution to make the appropriate payroll deductions and payments to the plan. The software then automatically provides enrollment and contribution data to third-party administrators of the plan, and delivers performance reports and third-party benchmarking data to human resources managers. The integrated functionality of our solutions allows our customers’ business processes to be managed efficiently and at a low cost.

      Industry-Tailored Solutions. We use our expertise in targeted services industries to provide pre-configured functionality that addresses the specific business needs of these industries, thereby increasing the utility of the overall solution. We refer to our focus on the key business processes in each targeted services industry and our delivery of integrated, comprehensive solutions as 360-degree solutions. For example, our e-Procurement Service for Healthcare solution allows healthcare organizations to coordinate and automate the process of ordering, receiving and paying for medical and other supplies from multiple suppliers, networks and web exchanges, using a single web-based portal. Our sales, marketing and services organizations have industry-specific teams staffed by personnel with industry experience.

      Flexible, Open Web-Based Architecture. Our software is flexible, enabling easy deployment into a customer’s system with pre-configured industry solutions, or it can be customized, without expensive and difficult modifications, to conform to the customer’s business processes. Our open architecture allows our software to run on most leading hardware and operating system platforms and to operate with the leading relational database management systems. This allows our customers to choose the most appropriate platforms independently from selecting our solutions. Furthermore, our solutions can integrate with legacy systems through standard interfaces and integration protocols. Our solutions are accessed directly through a standard web-browser or a wireless device which makes them readily deployable without extensive training. Our software is also highly scalable, enabling deployment in large, global enterprises as well as in small- and medium-sized businesses.

      Rapid and Cost-Effective Implementation. Our industry focus and flexible product design enables fast and easy enterprise deployment. We believe our knowledge of our target services industries allows our industry-focused services teams to implement our software with an in-depth understanding of the business needs of the customer, thereby reducing time, effort and expense. In addition, we have an advanced technology consulting group of employees that facilitates the introduction and implementation of new technologies to our customers.

Our Strategy

      Our objective is to be the leading provider of enterprise software solutions to customers in our targeted services industries. To achieve this objective, we intend to pursue the following strategies:

      Focus on Vertical Markets. We focus our products primarily on five services industries: healthcare, retail, professional services, financial services and public sector. We believe that industry experience and expertise are critical attributes sought by businesses when they select an enterprise software solutions provider. Our industry focus enables us to deliver tailored solutions that offer advantages in functionality, implementation and deployment over products offered by other software providers. In addition, we believe that our focus on specific industries makes our sales, marketing and product development efforts more efficient and effective in these targeted industries. We expect to devote substantial product development resources to new industry-specific business process applications as well as additional sales and marketing resources in our effort to become the leader in each of our targeted vertical markets.

      Provide Additional Value-Added Products and Services to Our Customers. We plan to enhance our core products to offer more value to existing and new customers by adding new business process applications and functionality. We believe there is a significant market opportunity for new and enhanced applications that can effectively distribute information to decision makers and automate and improve customer and supplier relationships. We expect to continue developing additional value-added products and services, either by building our own products, by acquiring businesses with these applications or through partnering with third parties.

      Extend Global Presence. We intend to generate additional revenue by taking advantage of worldwide market opportunities. Currently, we employ over 70 international sales and customer service representatives in four international offices. We also rely upon our indirect channel of 12 international consulting and sales partners. We believe that further expansion of our direct and indirect international sales channels will enhance our competitive position, increase market penetration and lead to greater name recognition.

      Leverage Strategic Relationships with Systems Integrators. We intend to leverage our established relationships with leading market participants to integrate complementary technologies with our solutions, to ensure access to emerging new technologies and standards and to increase our market presence. Continuing our relationships with major systems integrators increases our market presence, provides access to a larger base of potential customers and enhances our direct sales efforts through their implementation and training support of our products. We anticipate continuing our relationships with Accenture, Andersen, Cap Gemini Ernst & Young, Deloitte & Touche, IBM Global Services and KPMG. In addition, we work with systems integrators that are focused in particular services industries.

      Pursue Strategic Acquisitions. We intend to pursue strategic acquisitions, concentrating on businesses and technologies which offer products that enhance and expand our current product offerings or that have well established, industry-specific applications and an architecture that complements our own.

Products

      Our software solutions are comprised of:

•	transaction engines, which are our core business applications;

•	pre-configured user interfaces, which we refer to as Self-Evident Applications; and

•	extensions, which are adaptable tools used for customization by and collaboration among users.

      Our engines provide the platform and core functionality for handling financial management, human resources, order management, procurement and enterprise relationship management functions within an enterprise. These engines are comprised of several applications that we license separately or bundle together to provide more comprehensive solutions to our customers. Customers can attach to these engines one or more of our pre-configured Self-Evident Applications that provide customized user interfaces and incremental functionality such as personnel recruitment, vendor invoicing or financial management reporting. The Self-Evident Applications provide web-based, pre-configured user interfaces that allow the user to participate in an automated, industry-specific business process with limited training. Customers can use our extensions to customize our engines and Self-Evident Applications to match their business processes or to collaborate and integrate with third-party applications.

      Our product offerings include analytics solutions that track over 200 pre-configured business metrics that enable users to view and analyze key operational performance measurements and use graphical, end-user interfaces to navigate through relevant information stored in our customer’s transactional system. The components of our enterprise software solutions are illustrated below:

Transaction Engines

      We offer financials, human resources, procurement, order management and enterprise relationship management engines. The following table lists the primary applications within each core engine:

Enterprise
			Order	Relationship
Financials	Human Resources	Procurement	Management	Management

• General Ledger • Project and Activity Accounting • Strategic Ledger • Enterprise Budgeting • Enterprise Consolidations • Asset Management • Accounts Payable • Accounts Receivable	• Benefits Administration • Payroll • Event Management • Personnel • Pay-to-Bill • Human Resources Analytics	• Requisitions • Purchase Order • Payables Management • Inventory Control	• Order Entry • Work Order • Warehouse • Sales Analysis • Billing • Franchise Management	• Sales* • Service* • Marketing*

*	We offer these applications through our relationship with Siebel Systems.

     Financials Engine. The financials engine gives our customers the ability to create and track financial and accounting data across multiple companies, languages, currencies and books of accounts. Our financials engine provides extensive analytical capabilities and integrates our customers’ financial management processes with our other engines. The financials engine is comprised of several principal applications, including the following:

•	General Ledger provides an organizational and accounting framework for processing transactions in Lawson and third-party applications, manages an enterprise’s financial data and enables compliance with regulatory reporting requirements and standards. Multi-Book Ledger assists organizations in complying with the requirements for different accounting rules for multiple regulatory agencies, multi-national accounting rules and divergent accounting policies.

•	Project and Activity Accounting collects financial and non-financial information about specific jobs, tasks, processes and projects, performs activity billing, manages revenue recognition and enables operational analysis.

•	Strategic Ledger captures data that would not typically be maintained in an organization’s general ledger to measure profitability and business performance in a detailed and multi-dimensional way.

•	Enterprise Budgeting manages enterprise-wide budgeting, planning and approval processes.

•	Enterprise Consolidations accumulates information from diverse financial systems across an enterprise to provide immediate access to information and analytical functions.

•	Asset Management is a fully integrated asset acquisition, retention, optimization and collaboration management solution. Lease Management expands the core Asset Management system with an integrated solution for managing capital and operating leases.

•	Accounts Payable helps businesses manage cash, match invoices with purchase orders and integrate high volumes of invoices, purchase order and receipt data. The Accounts Payable application is integrated with the procurement engine.

•	Accounts Receivable provides flexible cash application and credit management and business rules-based processing.

      Human Resources Engine. The human resources engine assists in attracting, developing and managing employees. The human resources engine is integrated with the financials engine to automatically update the financial reporting functions for changes in employment and payroll. The human resources engine is comprised of several principal applications, including the following:

•	Benefits Administration automates day-to-day maintenance of standard and flexible employee benefit plans, as well as eligibility and enrollment processes.

•	Payroll provides accurate, efficient and secure payroll processing. This application handles time-sensitive information, such as time entry, check or receipt printing, quarterly filings and W-2s.

•	Event Management manages employee information including job history, education and other information. Attendance Management monitors employee attendance online.

•	Personnel tracks workforce data including current employees, open positions and contract labor. Training Administration administers employee training, orientation and re-certification programs. Health and Safety manages the health and safety of an organization’s employees, ensuring compliance with health and safety policies.

•	Pay-to-Bill streamlines the process of creating fees for the services an organization provides, including the calculation of payrolls, fees, deductions and benefits, and invoicing clients for these services.

•	Human Resources Analytics provides analytical tools to examine human resources information online, including the ability to benchmark an organization’s key human resources metrics against organizations both within and outside of their industry.

      Procurement Engine. The procurement engine automates the operational and administrative procurement process, promotes adherence to purchasing policies, assists businesses in negotiating optimal pricing for supplies, lowers materials and services costs and improves inventory practices. The procurement engine is comprised of several principal applications, including the following:

•	Requisitions helps a business manage its purchasing function more effectively by allowing pre-authorized users to monitor and replenish supplies and streamline processes to reduce procurement costs.

•	Payables Management helps businesses manage cash, match invoices with purchase orders and integrate high volumes of invoices, purchase order and receipt data.

•	Purchase Order manages the replenishment process, purchase order creation and transmission processes with third-party vendors.

•	Inventory Control manages inventory, automatically updating records for purchases, transfers from other categories, returns and other allocations. Customers can use wireless hand-held devices for data collection.

      Order Management Engine. The order management engine provides sell-side order management, warehouse fulfillment, customer invoicing and accounts receivable in an integrated solution. The order management engine is comprised of several principal applications, including the following:

•	Order Entry fully automates the customer order process from receipt to invoice. Customers may submit orders via many different sources, including e-commerce websites.

•	Work Order manages the fulfillment of orders that require assembly, providing scheduling, order component and cost adjustment capabilities.

•	Warehouse provides timely and accurate execution of a wide variety of storage, distribution and tracking functions, including, for example, processing orders, backorders and requisitions, allocating inventory, processing pick lists and kits, and packing operations.

•	Sales Analysis provides comprehensive vendor and supplier analysis coupled with past purchase analysis and key performance indicators that allow a customer to manage profitability and quickly react to changing competitive climates.

•	Billing provides flexibility, real-time bill presentment, automated invoice creation and pricing management.

•	Franchise Management is an integrated franchisor-to-franchisee solution that manages contracts, loans and royalties for the franchisees.

      Enterprise Relationship Management Engine. We provide our customers with enterprise relationship management applications, primarily a customer relationship management application through a relationship with Siebel Systems. Siebel’s applications manage sales, service and marketing functions and synchronize with our engines through the Lawson Enterprise Connector to Siebel, which is an application we provide to our customers. We have integrated Siebel’s applications with our applications to offer a best-of-class solution, which complements our applications to enhance collaboration between businesses and their customers. The enterprise relationship management engine is comprised of several principal applications, including the following:

•	Sales manages customers’ pipelines and profiles, forecasting information, product, pricing and bidding data, on-line sales tools and automated order entry. This application also manages repositories of technical documents, product specifications, operating procedures and frequently asked questions.

•	Service manages customer service requests, tracks customer service histories and provides resolutions quickly and accurately, as well as immediately routes customer inquires to the most appropriate agent based on the agent’s training, expertise and availability.

•	Marketing assists organizations in aligning marketing campaigns with appropriate target audiences, planning and executing customized marketing campaigns, using preferred communication channels, and measuring, monitoring and refining marketing campaign performance.

Pre-Configured User Interfaces

      Our pre-configured user interfaces, which we refer to as Self-Evident Applications, provide web-based, pre-configured interfaces with analytical tools. These applications are designed to be used with limited training, provide point-and-click functionality and permit the system administrator to determine the level of information and tools available to each user. Self-Evident Applications enable a wide distribution of information to appropriate financial and project managers while providing controls on access to data. Self-Evident Applications are combined with the appropriate engines to provide a comprehensive solution to an industry-specific problem. Our principal Self-Evident Applications include the following:

SEA	Engine Interface(s)	Description

e-Broadcasting	All engines	Distributes standard and customized reports through the Internet to pre-selected, authorized receivers.

e-Financial Reporting	Financials	Delivers a comprehensive suite of financial reports securely over the web and enables on-line charting and analysis of data in the financials engine to support timely and informed decision-making.

e-Human Resources Center	Human Resources	Allows employees to maintain personal information using our web-based self-service forms and provides managers with applications for accessing information about their direct reports, thereby reducing human resources administrative tasks.

e-Orders	Order Management	Allows customers to place orders, review invoices, make address changes, analyze previous item histories and review their order-payment status.

e-Payables	Financials; Procurement	Provides the ability to automatically match a large volume of invoices and receipts.

e-Procurement Service	Procurement	Provides purchasing management services with automated requisitioning, approval, receiving, reconciliation, invoice payment and posting to a user’s general ledger, while integrating with web-based exchanges, suppliers and manufacturers.

e-Receiving	Order Management	Allows users to enter receipts directly into the system, eliminating the need to send paper copies through the mail for later translation and entry.

e-Recruiting Service	Human Resources	Provides web-based recruitment management services that improve relationships, information and speed throughout the hiring process. Provides organizations with automated sourcing, profiling, matching, tracking and hiring.

e-Requisitions	Procurement	Manages internal requests for items such as maintenance, repairs, equipment and supplies.

e-Resource Management	All engines	Allows users to store, select, retrieve and customize information about employees, managers, vendors and business partners that is in a centralized information repository.

e-ScoreCard	All engines	Uses on-line analytical processing to provide comprehensive analytical performance measurements and customized tools for company-wide balanced scorecard initiatives, allowing collaboration among employees.

e-Vendor Invoices	Financials; Procurement	Allows suppliers to electronically receive information on the status of their invoices.

SEA	Engine Interface(s)	Description

e-Workforce Analytics Service	Human Resources	Manages human capital and measures human resources initiatives. Allows businesses to internally analyze organizational effectiveness, compensation, benefits, separations and staffing and perform side-by-side comparisons of external industry benchmarks for similar businesses.

Extensions

      Customers may increase the value and functionality of our software by using our extensions to customize our solutions to address their own business processes and to collaborate and integrate with third-party applications. We offer several different types of extensions, including the following:

      Analytic Extensions use on-line analytical processing to build customized business intelligence tools, manipulate data and derive analysis of key operational components, and use graphical, end-user tools to navigate through the relevant information stored in an enterprise’s transactional system.

      Collaborative Commerce Extensions help businesses communicate with customers, partners and suppliers outside their organizations and integrate with their back-office applications.

      Customer Relationship Management Extensions integrate Siebel applications with our solutions and enable customers to interact with and support their clients.

      Infrastructure Extensions allow our applications to benefit from industry leading enterprise application management, enterprise security and distributed processing applications.

      Open Component Extensions enable the customization of our applications, including repositioning data, changing the look and feel of forms, combining data, incorporating other data, as well as integrating third-party software with our engines.

      Workflow Extensions automate complex business processes, intelligently route work packages and tasks to the appropriate personnel and let customers modify workflow procedures to implement process improvements.

Technology Partners

      We have relationships with software companies that allow us to complement our product offerings. For example, our relationships with Hyperion and Microsoft enhance our analytics offerings. Our strategic relationships also allow us to expand our product functionality through the offering of services that are not our core competency, such as BSI TaxFactory for state and local tax data or Saratoga Institute for human resources benchmarking data. Several of our strategic alliances allow us to provide additional industry-specific functionality to our targeted services industries.

Services

      We offer comprehensive professional services, including consulting, training and implementation services, as well as ongoing customer support and maintenance, that support our enterprise software solutions. Generally, we charge our customers for professional services on a fee-for-service basis, with training services billed based on attendance. Customer support and maintenance typically is charged for as a percentage of license fees and can be renewed annually at the election of our customers. Our in-

house professional services organization also educates third-party system integrators in the use of our products to assist them in providing services to our customers. Given our current base of over 1,800 customers, our services organization is a large and critical part of our overall business. As such, we dedicate significant time and resources to the ongoing enhancement and development of our services organization. As of February 28, 2001, our total services organization consisted of 787 employees.

      Professional Services. Our professional services are integral to our ability to provide customers with successful enterprise solutions. Our industry-experienced employees work with customers to design and execute an implementation plan based on their business processes. Our professional services organization is aligned with our targeted vertical markets in order to best support our customers’ needs. In addition, we have an advanced technology consulting group that facilitates the introduction and implementation of new, industry-specific technologies to our customers.

      We also provide our customers with education and training. Our training services include providing user documentation and training at our corporate offices in St. Paul, Minnesota and in each of our regional offices, and web-based training and computer-based training that our customers can access from their own offices.

      Customer Support and Maintenance. We provide our customers with product updates, new releases, new versions and corrections as part of our support fees. We offer help desk support through our global support center, which provides technical and product error reporting and resolution support. Our customers can also monitor the progress of their requests for assistance, and obtain information about release planning, application descriptions, publications and training course dates through our company-wide intranet, a portion of which is accessible by our partners and customers.

Technology and Product Architecture

      Our product architecture is designed to support today’s rapidly changing technology standards by providing the following attributes:

•	Layered Architecture. Allows us to adopt new technologies more readily by modifying individual components of our solutions as well as to develop industry-specific solutions, without having to redesign other components of our product architecture.

•	Web-Based and XML-Accessible. Facilitates open, scalable and secure electronic communication and collaboration among customers, suppliers, partners and employees.

•	Flexible. Allows customers to deploy a pre-configured solution or customize our product offerings to conform to their business processes.

•	Open. Allows our customers to operate on a number of operating systems (such as AS/400, NT and UNIX), database systems (such as DB2, Microsoft SQL Server, Oracle and Sybase) and hardware platforms (such as Compaq, Hewlett Packard, IBM, Sun Microsystems and Unisys).

•	Device-Independent. Allows customers to access our applications through various end-user devices, including personal computers, wireless devices and personal digital assistants.

      Our technology architecture is composed of the following:

•	Presentation Features. Our enterprise portal provides a single point of navigation through which users can launch our engines, Self-Evident Applications and extensions, as well as Internet browsers and other third-party applications. Our Self-Evident Applications and extensions deliver user requests to our applications and respond with results to users. Self Evident-Applications allow the user to participate in an automated, industry-specific business process with limited training. Furthermore, businesses can customize Self-Evident Applications by using extensions to tailor solutions to meet their specific requirements.

•	Business Logic Engines and Active Object Repository. These elements contain the functions that process a user request for a report, a ledger or a chart from our solutions. The business logic engines contain the server-based application logic components of our software solutions. The active object repository is a library of objects that contain data attributes that define the interrelationship between the application logic and the data. For example, the active object repository would contain the attributes about an employee record in the human resources application. The employee attributes are loaded into memory for use as the human resources application runs, thereby enhancing speed, accuracy and efficiency.

In addition, the active object repository enables any authorized user to look through and around transaction data by using our Drill Around feature, based on the user’s needs and analysis criteria. Drill Around is not dependent on a pre-defined path, but rather is driven by the unique transaction and the attributes that the user is investigating, regardless of the application.

•	Environment. Our environment maximizes the database system’s performance, reliability and availability while providing secured access across our solutions.

      Our architecture’s components are interconnected by our interfaces:

•	Application Program Interface. This element separates the presentation layer from the business logic engines, enabling application developers to focus solely on developing business logic engines.

•	Database Services Interface. This interface enables our applications to access information in the relational database system. The database services interface can operate in a single server or a distributed, multi-server, networked environment, and can support single or multiple database platforms.

•	Open Gateway. This element comprises server-side programs that route user requests to the business logic and database services tiers, enabling users to analyze data in any functional area and retrieve records from the database.

Customers

      Our customers are primarily in the healthcare, retail, professional services, financial services and public sector industries. Currently, we have over 1,800 customers. The following is a representative list of our customers in each of our targeted industries:

     Healthcare

      •  HCA–The Healthcare Company

      •  Iasis Healthcare
      •  HealthPartners, Inc.
      •  Hershey Medical Center
      •  San Diego Hospital Association

     Professional Services

      •  American Cancer Society Inc.

      •  Watson Wyatt & Company
      •  Adminstaff Services L.P.
      •  Novient, Inc.
      •  Analysts International Inc.

     Public Sector

      •  City of Greensboro

      •  State of Michigan
      •  State of South Dakota
      •  Naval Inventory Control Point
      •  District of Columbia Water and Sewer

     Retail

      •  Safeway Inc.

      •  L. L. Bean, Inc.
      •  The Children’s Place Retail Stores Inc.
      •  Giorgio Armani Corporation
      •  TJX Companies, Inc.

     Financial Services

      •  Manufacturers Life Insurance Company

      •  The Northern Trust Company
      •  TIAA–CREF
      •  Western Corporation Federal Credit Union
      •  Commerce Bancorp Inc.

Case Studies

University of North Carolina Health Care System

      The University of North Carolina Health Care System (“UNCS”) provides care to more than 500,000 patients annually and operates a 684-bed academic medical center in Chapel Hill, North Carolina. To address the business challenges presented by increased competition, managed care and cost containment in the healthcare industry, UNCS required a centralized, systematic management approach for purchasing and inventory controls. For example, UNCS’ manual processing of accounts payable was insufficient to handle the growing volume of invoices and was generating significant discrepancies. These problems in accounts payable caused UNCS’ accounts payable days outstanding to lengthen, straining its relationship with its largest medical/ surgical vendor.

      UNCS chose our e-Procurement Service for Healthcare solution, including our procurement engine, to supply its master inventory and purchasing management system. Using our solution to automate the purchasing and inventory process, UNCS has eliminated costly and time-consuming steps in purchasing and inventory management, while improving the productivity and accuracy of the process. UNCS has effectively managed its increasing volume of purchase orders and improved its accounts payable process with its largest medical/ surgical vendor. This vendor in turn has coordinated its shipments with UNCS’ purchasing and inventory management system, making it easier for UNCS to record and track deliveries, thereby reducing labor costs and discrepancies.

Harman Management, Incorporated

      Harman Management, Incorporated (“Harman”) is a franchisor of KFC restaurants and Pizza Hut and Taco Bell quick service restaurants. Harman has 5,200 employees in 300 stores in the western United States, and generates approximately $300 million in annual revenues. Harman’s previous enterprise software depended largely on manual processes, resulting in untimely access to data of questionable integrity and inefficient execution of administrative tasks. For example, Harman’s previous payroll process involved data entry and required personnel to manually process mailings each week. Harman sought a pre-configured software solution that would enable them to quickly establish web-based processes across their enterprise to address communication and information dissemination issues associated with their distribution facilities.

      Harman implemented our financials, human resources and procurement engines and our open component extension. Our integrated solutions provide Harman’s store managers a comprehensive and collaborative e-business solution with access to store manager functions, including links to our engines’ functionality, Harman’s point-of-sale system and communication information. Harman quickly customized the user interface to reflect Harman’s own look and feel, enabling employees to use the system with very little training. Our web-based solutions have enabled Harman to shorten its monthly closing and payment cycles, expedite the distribution of monthly profit and loss statements for its stores and automate its weekly payroll check runs.

Westaff, Incorporated

      Westaff, Incorporated (“Westaff”) provides temporary staffing and employment services for clerical, industrial and technical positions to a wide range of global businesses and government agencies. With offices in the United States, Europe and Australia, Westaff employs approximately 270,000 people annually and serves over 28,000 clients. Westaff was seeking a solution to streamline the complicated processes for report dissemination and data exchange between its network of over 360 company-owned, franchised and licensed offices.

      Westaff implemented our financial and human resources engines and our analytics solution. Our integrated solutions have enabled Westaff to expedite delivery of information between field offices and make more accurate, timely business decisions using our Drill Around feature and through real-time access to performance data.

Sales and Marketing

      We market and sell our software and services solutions through a combination of a direct sales force, channel partners and resellers.

      Our direct sales force and services organization is aligned with our strategy to provide industry-tailored solutions, and focuses on the unique business processes for each of our targeted services industries. Within each services industry, we have a sales team dedicated to prospective customers, and another team dedicated to sales to existing customers. We also have regional sales teams that focus on specific geographic territories. Our domestic sales offices are located in Atlanta, Boston, Chicago, Columbus, Dallas, Denver, Los Angeles, Minneapolis, New York, Philadelphia, San Francisco, Seattle and Washington, D.C. We also have international sales offices in Canada, France, the Netherlands and the United Kingdom and sell our solutions through affiliates in other international locations.

      In addition to our direct sales teams, we enter into strategic alliances with systems integrators and resellers to benefit from our partners’ resources, expertise and customer base. Through our alliances with Accenture, Andersen, Cap Gemini Ernst & Young, Deloitte & Touche, IBM Global Services and KPMG, we believe we are able to expand our market presence through increased awareness of our enterprise software solutions within their organizations and customer base and through their personnel who are trained to implement our software solutions.

      Our channel partners and resellers market and promote our software products and typically provide implementation services to their end users. These partners generate sales leads, make initial customer contacts and assess needs prior to our introduction. In addition, some of our channel partners engage in customer support and localization of our products. We also engage in joint marketing programs, presentation of seminars, attendance at trade shows and the hosting of conferences with many of our business partners.

      We also use application service providers to distribute our products. ASPs allow us to reach small-to medium-sized businesses who prefer a hosted solution. Our software’s architecture is easily distributed over the Internet and is highly scalable to serve many customers and supports multi-tenancy, which lets ASPs securely host multiple customers on a single set of our applications.

Research and Development

      Since inception, we have made substantial investments in research and software product development. We believe that timely development of new software products, enhancements to existing software products and the acquisition of rights to sell or incorporate complementary technologies and products into our software product offerings are essential to maintain our competitive position in the market. The enterprise software market is characterized by rapid technological change, frequent introductions of new products, changes in customer demands and rapidly evolving industry standards.

      Our total research and development expenses were approximately $44.8 million in fiscal 2000, $37.8 million in fiscal 1999 and $28.8 million in fiscal 1998. As of February 28, 2001, our research and development organization consisted of 426 employees.

Competition

      The markets for our products and services are intensely competitive and we expect substantial additional competition from established and emerging software companies. We believe that the principal competitive factors affecting our market include:

•	product features, functionality, performance and price;

•	knowledge of a customer’s industry;

•	ease of integration and speed of implementation;

•	level of customer service;

•	sales and marketing efforts;

•	new product and technology introductions; and

•	company reputation.

      We believe we have competitive advantages over a number of our competitors. Some of these advantages include the breadth and completeness of our software solutions, our focus on each of our targeted industries, the openness and flexibility of our software’s architecture, the industry knowledge and expertise of the members of our sales, marketing and services organizations and our long operating and product development history.

      Many of our competitors may have an advantage over us due to their larger customer bases, greater name recognition, operating and product development history, greater international presence and substantially greater financial, technical and marketing resources. These competitors include well-established companies such as Oracle, PeopleSoft and SAP. We also compete with numerous other software companies including Internet software vendors, single-industry software vendors and those companies that offer a specific solution that directly competes with a portion of our comprehensive product offering.

Intellectual Property and Product Liability

      We regard certain aspects of our internal operations, software and documentation as proprietary, and rely on a combination of contract, copyright, trademark and trade secret laws and other measures, including confidentiality agreements, to protect our proprietary information. Existing copyright laws afford only limited protection. We believe that, because of the rapid pace of technological change in the computer software industry, trade secret and copyright protection is less significant than factors such as the knowledge, ability and experience of our employees, frequent software product enhancements and the timeliness and quality of support services. We cannot guarantee that these protections will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. In addition, when we license our products to customers, we provide source code for most of our products. We also permit customers to possibly obtain access to our other source code through a source code escrow arrangement. This access to our source code may increase the likelihood of misappropriation or other misuse of our intellectual property. In addition, the laws of certain countries in which our software products are or may be licensed do not protect our software products and intellectual property rights to the same extent as the laws of the United States.

      We do not believe our software products, third-party software products we offer under sublicense agreements, our trademarks or other Lawson proprietary rights infringe the property rights of third parties. However, we cannot guarantee that third parties will not assert infringement claims against us with respect to current or future software products or that any such assertion may not require us to enter into royalty arrangements or result in costly litigation.

      Our license agreements with our customers contain provisions designed to limit the exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in these license agreements may not be valid as a result of future federal, state or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any material product liability claims to date, the license and support of our software for use in mission critical applications creates the risk of a claim being successfully pursued against us. Damage or injunctive relief resulting under such a successful claim could seriously harm our business.

Employees

      As of February 28, 2001, we had 1,872 employees, including 470 in sales and marketing, 426 in research and development, 787 in professional services and customer support and 189 in administration. Our performance depends in significant part on our ability to attract, train and retain highly qualified personnel. None of our employees is represented by a labor union, and we believe that our relations with our employees are good.

Facilities

      Our corporate headquarters and executive offices are in St. Paul, Minnesota, where we lease approximately 300,000 square feet of space. The lease on this facility expires July 31, 2015. We also lease approximately 240,000 square feet of space, primarily for regional sales and support offices, elsewhere in the United States. Additionally, we lease approximately 25,000 square feet of office space in countries outside the United States, used primarily as sales and services offices. Expiration dates of leases on these offices range from May 2001 to October 2008. We believe that our current domestic and international facilities will be sufficient to meet our needs for at least the next 12 months and that, if required, suitable additional or alternative space will be available on commercially reasonable terms to accommodate expansion of our operations.

Legal Proceedings

      From time to time, we may become involved in litigation arising out of operations in the normal course of business. As of the date of this prospectus, we are not a party to any pending legal proceedings the adverse outcome of which could reasonably be expected to have a material adverse effect on our operating results or financial position.

MANAGEMENT

Directors, Executive Officers and Other Key Employees

      The following table sets forth our directors, executive officers and other key employees, their ages and the positions currently held by them:

Name	Age	Position

H. Richard Lawson	57	Chairman

John J. Coughlan	42	President, Chief Executive Officer, Director

Robert G. Barbieri	45	Executive Vice President, Chief Financial Officer

James F. DeSocio	46	Executive Vice President, Worldwide Field Operations

Dean J. Hager	34	Executive Vice President, Global Products Division

Eric C. Morgan	41	Executive Vice President, Strategic Market Development

Bruce B. McPheeters	46	General Counsel, Secretary and Vice President of Administration

David R. Hubers	58	Director

Thomas G. Hudson	55	Director

Richard D. Kreysar	45	Director

David S. B. Lang	34	Director

Geoffrey A. Moore	54	Director

      H.  Richard Lawson is one of our founders and has been one of our directors and an executive officer since our inception in 1975. Mr. Lawson has served as the chairman of our board of directors since February 2001. From March 2000 until February 2001, Mr. Lawson was our chief executive officer. Prior to that time, Mr. Lawson served as our president and chief operating officer from October 1998 until March 2000 and our chairman from June 1996 until October 1998.

      John J. Coughlan has served as our chief executive officer since February 2001, our president since March 2000, and one of our directors since April 2000. From March 2000 until February 2001, Mr. Coughlan also served as our chief operating officer. From 1987 until March 2000, Mr. Coughlan worked for us in various capacities, including as executive vice president of the healthcare business unit and most recently as executive vice president of field operations and marketing. In 1998, Mr. Coughlan was convicted of criminal vehicular homicide in connection with a one-car traffic accident that resulted in the death of his father. Mr. Coughlan’s conviction was reduced to a misdemeanor after the court received testimony from his probation officer, community members and family members regarding his personal character and community service, including his activities on behalf of Mothers Against Drunk Driving. Our board of directors is fully informed of the facts and circumstances surrounding this event and has expressed its full confidence in Mr. Coughlan’s integrity and ability as an officer and director of our company.

      Robert G. Barbieri has served as our executive vice president and chief financial officer since August 2000. From January 1997 until August 2000, Mr. Barbieri was employed by Apogee Enterprises, Inc., a publicly traded glass, coatings and service technologies company, serving most recently as vice president and chief financial officer. From 1984 until joining Apogee, Mr. Barbieri was employed by Air Products and Chemicals, Inc., a global gases and chemicals company, where he held several senior financial management positions, serving most recently as controller for the general industries division of the gases group. Mr. Barbieri is a certified management accountant.

      James F. DeSocio has served as our executive vice president, worldwide field operations since February 2001, and our executive vice president, field operations from March 2000 until February 2001. Mr. DeSocio has worked in various capacities since joining us in September 1991 as an account executive. Mr. DeSocio served as our vice president/ general manager, professional services from June 1999 until March 2000, our vice president of eastern area field operations from June 1996 until May 1999, and our New York regional sales manager from March 1993 until May 1996. From

October 1986 until September 1991, Mr. DeSocio was employed by Software Plus, Inc. a developer of human resources information systems, serving most recently as senior marketing representative for HRIS software and services. From 1982 until 1986, Mr. DeSocio was employed by Automatic Business Centers, an application service provider of financial, payroll and tax services, serving most recently as New York/ New Jersey sales manager.

      Dean J. Hager has served as our executive vice president, global products division since February 2001. Mr. Hager has worked in various capacities since joining us in May 1998. Mr. Hager served as our executive vice president, worldwide marketing from June 2000 to February 2001, our vice president, e-business marketing from June 1999 until June 2000, and our director of marketing for our former AS/400 business unit from May 1998 until June 1999. From March 1989 to May 1998, Mr. Hager was employed by IBM, where he held several senior management positions, serving most recently as senior program manager with its server products division.

      Eric C. Morgan has served as our executive vice president, strategic market development since February 2001. Mr. Morgan has worked in various capacities since joining us in 1991 as an account executive. Mr. Morgan served as our vice president and general manager, healthcare, from September 1999 until February 2001, and our vice president of sales, healthcare, from March 1999 until September 1999. From 1988 to 1991, Mr. Morgan was employed by Global Turnkey Systems, an enterprise resource planning vendor for small- to medium-sized companies, serving in a variety of sales positions. From 1983 to 1988, Mr. Morgan was an account executive for NCR, a diversified hardware and software provider.

      Bruce B. McPheeters has served as our general counsel and vice president of administration since April 2000 and our corporate secretary since October 1999. Mr. McPheeters joined us as corporate counsel in September 1999. From 1981 until September 1999, Mr. McPheeters was a business lawyer in private practice, focusing primarily in the areas of intellectual property, securities, and mergers and acquisitions of privately and publicly held companies. From December 1995 until September 1999, he was employed by the law firm of Gray, Plant, Mooty, Mooty & Bennett, P.A.

      David R. Hubers has served as one of our directors since April 2001. From 1965 until his retirement in March 2001, Mr. Hubers was employed by American Express Financial Advisors Inc., serving most recently as its chairman and chief executive officer since 1993. Mr. Hubers is a director of Chronimed, Inc., a pharmaceutical distribution company, and RTW, Inc., a workers’ compensation insurance company. In addition, he serves on the boards of a number of non-profit organizations.

      Thomas G. Hudson has served as one of our directors since June 2001. Mr. Hudson has served as president and chief executive officer of Computer Network Technology Corporation, a designer and manufacturer of high-speed computer networking equipment, since June 1996, as one of its directors since August 1996 and as its chairman of the board since May 1999. Mr. Hudson has also served as acting general manager of Propelis Software, Inc., one of its subsidiaries, since November 1999. From 1993 until June 1996, Mr. Hudson served as senior vice president of McGraw Hill Companies, a leading information services provider, serving as general manager of its F.W. Dodge division, and as senior vice president, corporate development. From 1968 until 1993, Mr. Hudson served in a number of management positions at IBM, serving most recently as vice president, services sector division. Mr. Hudson’s IBM career included varied product development, marketing and strategic responsibilities for IBM’s financial services customers and extensive international and large systems experience.

      Richard D. Kreysar has served as one of our directors since April 2001. From June 1998 until his retirement in January 2001, he was president and chief executive officer of Accrue Software, Inc., a publicly held provider of e-business analytic solutions for customer websites. From January 1997 to May 1998, Mr. Kreysar taught mathematics at the secondary education level. From January 1995 to

January 1997, Mr. Kreysar was the general manager and vice president of operations at Network Associates, Inc., an enterprise security software company, and from January 1994 to January 1995, he was executive vice president of marketing and sales for Open Vision, a UNIX systems management software company. From June 1985 to December 1993, Mr. Kreysar was vice president of marketing and sales at Computer Associates International, Inc., an enterprise software company.

      David S. B. Lang has served as one of our directors since March 2001. Since August 1990, Mr. Lang has been employed by TA Associates, Inc., a private equity investment firm, where he currently serves as a principal.

      Geoffrey A. Moore has served as one of our directors since March 1998. Since 1992, Mr. Moore has served as chairman, founder and a principal of The Chasm Group, a services company offering marketing strategy consulting with a focus on high technology clients. Since June 1997, Mr. Moore has also been a venture partner with Mohr, Davidow Ventures, a California based venture capital firm. From 1987 to 1992, Mr. Moore was a principal and partner at Regis McKenna, Inc., a marketing and communications company focused on high technology clients. Mr. Moore is a director of Documentum, Inc., a provider of a content management platform for e-business applications. Mr. Moore is a member of the advisory boards of Agile Software, a provider of collaborative manufacturing commerce solutions, and Landmark Graphics, a supplier of decision-making software and services.

Director Compensation

      Our non-employee directors receive an annual fee of $15,000 for their service to our board and reimbursement of board-related expenses. Non-employee directors are entitled to receive a $5,000 annual cash stipend for chairing a committee. We also permit non-employee directors to participate in our 1996 Stock Incentive Plan, as described below, to the extent authorized by the board of directors. The non-employee directors currently receive an initial stock option grant to purchase 20,000 shares of common stock when they are first elected or appointed to the board and an annual stock option grant to purchase 5,000 shares following re-election to the board, in each case at an exercise price equal to the fair market value of our common stock on the date of the grant, as determined by our board of directors. These stock options have a 10-year term, are immediately exercisable and remain exercisable after a person is no longer a director.

Committees

      Our board of directors has authority to appoint committees to perform certain management and administrative functions. In April 2001, our board of directors established two committees:

Compensation Committee

      The compensation committee consists of Messrs. Kreysar and Lang, and Mr. Kreysar is the chairman. Our compensation committee makes recommendations to the board of directors concerning executive compensation and administers our stock-based benefit plans.

Audit Committee

      The audit committee consists of Messrs. Hubers, Kreysar and Lang, and Mr. Hubers is the chairman. Our audit committee is responsible for reviewing the adequacy of our system of internal accounting controls; reviewing the results of the independent accountants’ annual audit, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management; reviewing our audited financial statements and discussing the statements with management; reviewing the audit reports submitted by the independent accountants; reviewing disclosures by independent accountants concerning relationships with our company and the performance of our independent accountants and annually recommending independent accountants; adopting and annually assessing our charter; and preparing such reports or statements as may be required by Nasdaq or the securities laws.

Employment Agreements

      John J. Coughlan. On February 15, 2001, we entered into an employment agreement with John J. Coughlan, our president and chief executive officer. The agreement provides for an annual base salary of $400,000 and may be terminated either by us or Mr. Coughlan at any time, with or without cause. If we terminate Mr. Coughlan’s employment without cause or if Mr. Coughlan terminates his employment for good reason, as defined in the agreement, we are responsible for paying Mr. Coughlan severance benefits equal to 100% of his annual base salary and target incentive compensation at the time of termination and honoring obligations under certain benefit and option plans as provided in the agreement. The agreement also contains a provision restricting Mr. Coughlan’s ability to compete with us for a period of one year following termination of employment under certain circumstances.

      Robert G. Barbieri. On February 15, 2001, we also entered into an employment agreement with Robert G. Barbieri, our executive vice president and chief financial officer. The agreement provides for an annual base salary of $285,000 and may be terminated either by us or Mr. Barbieri at any time, with or without cause. If we terminate Mr. Barbieri’s employment without cause or if Mr. Barbieri terminates his employment for good reason, as defined in the agreement, we are responsible for paying Mr. Barbieri severance benefits equal to 100% of his annual base salary and target incentive compensation at the time of termination and honoring obligations under certain benefit and option plans as provided in the agreement. The agreement also contains a provision restricting Mr. Barbieri’s ability to compete with us for a period of one year following termination of employment under certain circumstances.

      Change in control provisions are contained in both Mr. Coughlan and Mr. Barbieri’s employment agreements. If we terminate Mr. Coughlan or Mr. Barbieri prior to the earliest of the completion of this offering, a change in control (as defined in their employment agreements) or the close of business on February 15, 2002, we must pay Mr. Coughlan and Mr. Barbieri, as the case may be, two times such executive’s annual base salary and target incentive compensation at the time of termination. If Mr. Coughlan or Mr. Barbieri voluntarily terminates his employment within three months after a change in control occurs, we must pay severance benefits equal to 100% of such executive’s annual base salary and target incentive compensation at the time of termination.

Limitation on Liability and Indemnification Matters

      Delaware law and our certificate of incorporation and bylaws provide that we shall, under certain circumstances and subject to certain limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any such person also is entitled, subject to limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

      Pursuant to provisions of the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation that provide that our directors shall not be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, subject to exceptions.

      We have entered into an agreement with David S. B. Lang that requires us to indemnify Mr. Lang for expenses and liabilities incurred by him in any proceeding by reason of his status as a director with us to the extent permitted by Delaware law and as authorized in our certificate of incorporation.

Executive Compensation

      The following table sets forth information regarding executive compensation during the fiscal year ended May 31, 2001 with respect to our chief executive officer and the other four most highly compensated executive officers for the fiscal year ended May 31, 2001.

Summary Compensation Table

	Annual		Long-Term
	Compensation(1)		Compensation

			Securities
			Underlying	All Other
Name and Principal Position	Salary	Bonus(2)	Options	Compensation(3)

H. Richard Lawson(4)	$380,000	$204,000	—	$1,267
Chairman

John J. Coughlan(5)	400,000	204,000	—	3,042
President and Chief Executive Officer

Robert G. Barbieri(6)	226,705	159,140	900,000	—
Executive Vice President and Chief Financial Officer

James F. DeSocio(7)	260,000	89,250	150,000	2,779
Executive Vice President, Worldwide Field Operations

Eric C. Morgan(8)	250,000	89,250	150,000	2,658
Executive Vice President, Strategic Market Development

(1)	With respect to each of the named executive officers, the aggregate amount of perquisites and other personal benefits, securities or property received was less than either $50,000 or 10% of the total annual salary and bonus reported for such named executive officer.

(2)	Bonus amounts indicate actual amounts paid through the third quarter of fiscal 2001. Amounts payable for the fourth quarter of fiscal 2001 as well as the full fiscal year, if any, have not been finally determined as of the date of this prospectus.

(3)	All other compensation consists of discretionary matching contributions to our 401(k) plan on behalf of each named executive officer.

(4)	Mr. Lawson was our chief executive officer until February 2001, when he retired as our chief executive officer and was elected chairman of our board of directors.

(5)	Mr. Coughlan was our president and chief operating officer until February 2001, when he was promoted to president and chief executive officer. Mr. Coughlan is also a member of our board of directors.

(6)	Mr. Barbieri joined us as executive vice president and chief financial officer in August 2000.

(7)	Mr. DeSocio was our executive vice president, field operations, until February 2001, when he was promoted to executive vice president, worldwide field operations.

(8)	Mr. Morgan was our vice president/general manager, healthcare, until February 2001, when he was promoted to executive vice president, strategic market development.

Stock Option Grants in Last Fiscal Year

      The following table sets forth information regarding grants of stock options to each of the executive officers named in the summary compensation table during fiscal 2001. The percentage of total options set forth below is based on an aggregate of 3,929,200 options granted to employees during fiscal 2001. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant.

Option Grants in Fiscal Year Ended May 31, 2001

	Individual Grants
					Potential Realizable Value at
	Number of	Percentage of			Assumed Annual Rate of
	Shares of	Total Options			Stock Price Appreciation for
	Common Stock	Granted to	Exercise or		Option Term(1)
	Underlying	Employees in	Base Price	Expiration
Name	Options Granted	FY 2001	Per Share	Date	5%	10%

H. Richard Lawson	—	—	—	—	—	—

John J. Coughlan	—	—	—	—	—	—

Robert G. Barbieri	750,000(2)	19.1%	$3.22	8/13/10	$1,518,781	$3,848,888
	150,000(3)	3.8	4.12	2/15/11	388,657	984,933

James F. DeSocio	100,000(2)	2.5	3.22	8/8/10	202,504	513,185
	50,000(3)	1.3	4.12	2/15/11	129,552	328,311

Eric C. Morgan	100,000(2)	2.5	3.22	8/8/10	202,504	513,185
	50,000(3)	1.3	4.12	2/15/11	129,552	328,311

(1)	Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission based on the fair market value of our common stock on the date of grant, and do not represent our estimate or projection of the future stock price.

(2)	These options vest annually over a four-year period beginning June 1, 2001.

(3)	These options vest monthly over a three-year period beginning April 1, 2002.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      None of the executive officers named in the summary compensation table exercised options during the fiscal year ended May 31, 2001. The following table sets forth the number and value of securities underlying unexercised options held as of May 31, 2001.

Aggregated Option Exercises in Fiscal Year Ended May 31, 2001

and Fiscal Year-End Option Values

			Number of Shares		Value of Unexercised
			Underlying Unexercised		In-the-Money Options
	Number of		Options at Year-End		at Year-End(1)
	Shares	Value
Name	Acquired	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

H. Richard Lawson	—	—	—	—	—	—

John J. Coughlan	—	—	705,000	1,098,900	$1,120,950	$1,206,081

Robert G. Barbieri	—	—	—	900,000	—	675,000

James F. DeSocio	—	—	196,667	305,733	536,901	357,371

Eric C. Morgan	—	—	113,333	334,067	251,599	307,651

(1)	There was no public trading market for our common stock as of May 31, 2001. Accordingly, as permitted by the rules of the Securities and Exchange Commission, these values have been calculated based on a fair market value of our common stock of $4.12 per share as determined by our board of directors, less the applicable exercise price.

Benefit Plans

1996 Stock Incentive Plan

      Our 1996 Stock Incentive Plan provides for the granting of stock options, including incentive stock options under the Internal Revenue Code of 1986, as amended, and non-qualified stock options, stock appreciation rights, restricted stock, performance awards and other stock-based awards. We have reserved 20,000,000 shares of common stock for issuance under the plan, of which 17,509,389 shares were subject to stock options outstanding at May 31, 2001.

      The plan provides for the grant of options to purchase shares of our common stock to any of our full or part-time employees, including officers and directors who are also employees. We may also grant stock options to non-employee directors and independent contractors providing services to us.

      The plan is administered by a committee of our board of directors, which has the authority to select the persons to whom awards are granted; to determine the exercise price, if any, and the number of shares of common stock covered by such awards; and to set the other terms and conditions of such awards.

      The exercise price of an incentive stock option cannot be less than 100% of the fair market value of our common stock on the date the option is granted. Any incentive stock option granted to a holder of 10% or more of our common stock must have an exercise price not less than 110% of the fair market value of our common stock on the grant date and may not have a term longer than five years.

      The plan is subject to amendment, modification or termination by our board of directors except that our board may not, without shareholder approval, materially and adversely affect any right acquired by any participant, a participant’s legal representative or any successor under an award granted prior to the proposed change, unless otherwise agreed by the participant in an agreement or otherwise, or required by law.

2001 Stock Incentive Plan

      Our 2001 Stock Incentive Plan will become effective as of the date on which our common stock is registered pursuant to the Securities Exchange Act of 1934. The plan provides for the granting of stock options, including incentive stock options and non-qualified stock options, restricted stock, performance awards and other stock-based awards. We have reserved 9,000,000 shares of common stock for issuance under the plan.

      The plan provides for the grant of options to purchase shares of our common stock to any of our full or part-time employees, including officers and directors who are also employees. We may also grant stock options to non-employee directors and consultants or independent contractors providing services to us.

      The plan is administered by our board of directors or by a committee comprised of three or more non-employee directors which has the authority to select the persons to whom awards are granted; to determine the exercise price, if any, and the number of shares of common stock covered by such awards; and to set the other terms and conditions of such awards.

      The exercise price of an incentive stock option cannot be less than 100% of the fair market value of our common stock on the date the option is granted. Any incentive stock option granted to a holder of 10% or more of our common stock must have an exercise price not less than 110% of the fair market value of our common stock on the grant date and may not have a term longer than five years.

      Our board of directors may amend, alter, suspend, discontinue or terminate the plan at any time, except that the board may not, without shareholder approval, adversely affect the rights of the holder of such option without the consent of the holder or beneficiary.

2001 Employee Stock Purchase Plan

      Our 2001 Employee Stock Purchase Plan, covering an aggregate of 15,000,000 shares of common stock, will become effective as of the date on which our common stock is registered pursuant to the Securities Exchange Act of 1934. The purchase plan provides a means by which employees may purchase our common stock through payroll deductions. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. Employees whose customary employment is at least 20 hours per week and who are employed with us on the first day of the first full offering period are eligible to participate in the plan. Eligible employees may purchase shares of common stock during each monthly offering period at a price per share equal to 85% of the fair market value of the shares on the first day or the last day of the offering period. No participant may purchase more than the maximum number of shares of common stock, as established by the committee prior to the beginning of any given offering period or more than $25,000 worth of shares under the plan in any calendar year. The plan will terminate when all of the shares reserved under the plan have been purchased or five years from the effective date unless the board of directors resolves to extend the purchase plan for one or more additional periods of five years each.

Employee Stock Ownership Plan

      Our Employee Stock Ownership Plan is a tax-qualified employee stock ownership plan under Sections 401(a) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended, and under Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended. The amount, if any, of cash or shares contributed by us to the plan for each plan year is determined by our board of directors. The plan is not presently leveraged.

      A participant or beneficiary may elect to commence distribution of the participant’s vested account balance immediately following the participant’s death, disability or retirement at or after age 65. A participant who terminates employment for any other reason may elect to commence distribution as of the close of the fifth plan year following the plan year in which termination occurred or, if earlier, distribution may commence on the date the participant dies, becomes disabled or attains age 65. Vested account balances will generally be distributed in a single lump sum payment; provided, however, that certain large account balances will be paid in installments. Distributions will be made in the form of common stock unless the payee elects to receive payment in cash.

      Participants who have attained age 55 and have participated in the plan at least 10 years also have the right to take partial distributions from their vested accounts balance while employed. Participants may withdraw up to 25% of their vested account balance during a six-year period, with the maximum increasing to 50% in the final year. Distributions are made in cash or in shares as elected by the participant.

      Shares distributed by the plan at a time when the shares are not publicly traded are subject to a right of first refusal to purchase in favor of us. Also, we must grant participants a put option on shares distributed from the plan that is exercisable during two sixty-day periods following distribution. The put option only applies if the shares are not or cease to be publicly traded without restriction during the put option periods. Finally, all non-publicly traded common stock that is held by the plan must be valued at least once annually by a qualified independent appraiser.

      As of May 31, 2001, the plan held an aggregate of 2,901,531 shares of common stock.

      There will not be a contribution to the plan for fiscal 2001 and we intend to terminate the plan following our initial public offering.

Phantom Stock Plans

      We have two phantom stock compensation plans for employees who are residents of Canada or the United Kingdom. The phantom stock plans provide each eligible employee with a specified number of phantom shares at a share value equal to the current fair market value of our common stock. Participants’ phantom shares vest over a five-year period. Upon death, retirement or any cessation of the employment relationship, we will pay the employee the vested fair market value of their phantom stock shares.

      There will not be any contributions to these plans for fiscal 2001 and we intend to terminate these plans following our initial public offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       In February 2001, affiliates of TA Associates, Inc. and St. Paul Ventures, Inc. purchased 6,124,855 shares of Series A Convertible Preferred Stock from us for a total purchase price of $25.2 million, or $4.12 per share. David S. B. Lang, one of our directors, is a principal of TA Associates. We used a portion of these proceeds to repurchase from our founders and former executive officers 3,105,590 shares of common stock for an aggregate purchase price of $10.0 million, or $3.22 per share, and stock options for 4,213,000 shares of common stock for an aggregate purchase price of $7.5 million. Of these amounts, we repurchased options to purchase 1,710,000 shares of common stock beneficially owned by each of H. Richard Lawson, our chairman, and John Cerullo, one of our founders. In addition, certain of our stockholders sold 1,480,000 shares of common stock to affiliates of TA Associates and St. Paul Ventures for a total purchase price of $4.8 million, or $3.22 per share. Of this amount, the affiliates purchased 330,000 shares of common stock beneficially owned by William B. Lawson, Sr., our former chairman, and 500,000 shares of common stock beneficially owned by John Cerullo. These shares of common stock were then exchanged for an additional 648,689 shares of our preferred stock.

      Affiliates of TA Associates and St. Paul Ventures also purchased $10.0 million in principal amount of 12% senior subordinated convertible notes due February 23, 2006, which are convertible into $10.0 million principal amount of 12% senior subordinated notes due February 23, 2006 with warrants to purchase 316,400 shares of our common stock at an exercise price of $0.01 per share.

      In March 2001, affiliates of TA Associates and St. Paul Ventures purchased 200,000 shares of common stock beneficially owned by H. Richard Lawson for a total purchase price of $644,000. These shares of common stock were then exchanged for an additional 156,311 shares of our preferred stock.

      We have retained NCG, Inc. to provide event planning services primarily for community programs and hospitality events; thought leadership, advisory boards, and focus groups; and our software conference and user exchange. Damon Lawson, the son of William B. Lawson, Sr., our former chairman, is a principal shareholder of NCG. We paid NCG $7.6 million during the nine months ended February 28, 2001. A significant portion of these fees includes the costs of vendors engaged by NCG to provide services to us. We entered into a similar event planning services contract with NCG for fiscal years 2002 and 2003. We negotiated the agreement on an arms-length basis and believe that the terms of the agreement are at least as favorable as could have been obtained from an unaffiliated third party.

      We have periodically retained The Chasm Group to provide marketing strategy and consulting services. We paid The Chasm Group $239,157 during fiscal 2000, $110,599 during fiscal 1999 and $14,055 during fiscal 1998. Through the nine months ended February 28, 2001, we paid The Chasm Group $49,974. One of our directors, Geoffrey Moore, is a principal of The Chasm Group.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

       The following table shows information known to us with respect to the beneficial ownership of our common stock on June 1, 2001, as adjusted to reflect the automatic conversion of outstanding shares of preferred stock into common stock, and as adjusted to reflect the sale of the shares of common stock offered under this prospectus, by:

•	each person (or group of affiliated persons) known by us to be the owner of more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our executive officers listed on the Summary Compensation Table under “Management”; and

•	all of our directors and executive officers as a group.

      Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes generally voting power and/or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 1, 2001, are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to those shares shown as beneficially owned by them. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Lawson Software, Inc., 380 Saint Peter Street, St. Paul, Minnesota 55102-1302.

		Percentage of
		Common Stock Owned

	Number of Shares	Before	After
Name and Address of Beneficial Owner	Beneficially Owned	Offering	Offering

5% Stockholders:

Cerullo Family Limited Partnership	14,500,000	26.2%

Lawson Family Limited Partnership(1)	5,670,000	10.3

TA Associates, Inc.(2)	5,578,399	10.1

North Star Trust ESOP & Fiduciary Services, LLC, as Trustee of the Lawson Software Employee Stock Ownership Plan and Trust(3)	2,901,169	5.2

Executive Officers and Directors:

H. Richard Lawson(4)	14,050,000	25.4

John J. Coughlan(5)	1,012,497	1.8

James F. DeSocio(6)	285,000	*

Eric C. Morgan(7)	155,000	*

Robert G. Barbieri(8)	150,000	*

David R. Hubers(9)	20,000	*

Thomas G. Hudson(9)	20,000	*

Richard D. Kreysar(9)	20,000	*

David S. B. Lang(10)	5,578,399	10.1

Geoffrey A. Moore(11)	150,000	*

All current directors and executive officers as a group (12 persons)(12)	21,668,896	37.8

*	Represents less than 1% of total shares outstanding.

(1)	Represents shares beneficially owned by William B. Lawson, Sr., one of our founders.

(2)	Shares beneficially owned by TA Associates, Inc. include shares held by the following affiliates of TA Associates, Inc.:

Name	Number of Shares

TA IX, L.P.	4,364,944

TA/Atlantic and Pacific IV L.P.	1,091,236

TA Executives Fund LLC	34,920

TA Investors LLC	87,299

The shares beneficially owned by TA Associates, Inc. and its affiliates include 5,578,399 shares of our Series A Convertible Preferred Stock, which shares automatically convert into shares of our common stock upon consummation of this offering. The address of TA Associates, Inc. is High Street Tower, 125 High Street, Suite 2500, Boston, Massachusetts 02110.

(3)	The address of North Star Trust ESOP and Fiduciary Services, LLC, as Trustee of the Lawson Software Employee Stock Ownership Plan and Trust, is North Star Trust Company, 500 West Madison Street, Chicago, Illinois 60661-2517.

(4)	Represents 14,050,000 shares held by the Lawson Family Investment Company, Ltd. that are beneficially owned by H. Richard Lawson.

(5)	Includes 1,012,497 shares that can be acquired upon the exercise of outstanding options.

(6)	Includes 285,000 shares that can be acquired upon the exercise of outstanding options.

(7)	Includes 155,000 shares that can be acquired upon the exercise of outstanding options.

(8)	Includes 150,000 shares that can be acquired upon the exercise of outstanding options.

(9)	Includes 20,000 shares that can be acquired upon the exercise of outstanding options by each of Messrs. Hubers, Hudson and Kreysar.

(10)	Mr. Lang is a principal of TA Associates, Inc. and may be considered to have beneficial ownership of TA Associates, Inc.’s interest in us. Mr. Lang disclaims beneficial ownership of all such shares, except to the extent of 15,626 shares that he owns through TA Investors LLC.

(11)	Includes 150,000 shares that can be acquired upon the exercise of outstanding options.

(12)	See Notes (4) through (11). Includes an aggregate of 2,040,497 shares issuable upon the exercise of currently exercisable options help by our executive officers and directors.

DESCRIPTION OF CAPITAL STOCK

General Matters

      Upon the closing of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 undesignated shares of preferred stock.

      The following is a summary of the material terms of our common stock. Please see our certificate of incorporation filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

      As of June 1, 2001, there were 47,884,299 shares of common stock outstanding, held by approximately 60 stockholders of record.

      Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefore. Upon a liquidation, dissolution or winding up of Lawson Software, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock under our certificate of incorporation. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

      We currently have 7,437,865 shares of Series A Convertible Preferred Stock outstanding. Upon closing of this offering, all of the outstanding shares of preferred stock will automatically convert into 7,437,865 shares of common stock and no shares of preferred stock will be outstanding. After the offering, we will have 42,562,135 authorized but undesignated shares of preferred stock. Our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights of the preferred stock. However, the effects may include, among other things, restricting dividends on the common stock, diluting the power of the common stock, impairing liquidation rights of the common stock and delaying or preventing a change of control or the removal of our existing management without further action by the stockholders. We have no present plans to issue any additional shares of preferred stock.

Warrants

      Hewlett Packard Company holds a warrant to purchase an aggregate of 900,000 shares of common stock at an exercise price of $6.43 per share, subject to adjustment. The right to exercise this warrant will expire on January 28, 2004. We have a right of first refusal exercisable upon any proposed sale or other transfer of the warrant.

      CIS Holding, Inc., an affiliate of HCA–The Healthcare Company, holds a warrant to purchase an aggregate of 750,000 shares of common stock at an exercise price of $6.43 per share, subject to adjustment. The right to exercise this warrant will expire on July 18, 2005. We have a right of first refusal exercisable upon any proposed sale or other transfer of the warrant.

      TA Subordinated Debt Fund, L.P., TA Investors LLC, and St. Paul Venture Capital VI, LLC hold senior subordinated convertible notes that are convertible into senior subordinated notes and warrants to purchase an aggregate of 316,400 shares of common stock at an exercise price of $0.01 per share, subject to adjustment. The right to exercise these warrants will expire on February 23, 2008. We must redeem 100% of the warrants on February 23, 2006, or earlier upon the occurrence of certain events, unless we have completed either a qualified public offering or a qualified sale as defined in the note purchase agreement.

Registration Rights

      As of the date of this prospectus, the holders of common stock issuable upon conversion of our outstanding shares of Series A Convertible Preferred Stock and upon exercise of the warrants described above are entitled to rights with respect to the registration of 9,404,265 shares of common stock under the Securities Act. The holders of the registrable securities may require us on two occasions within any calendar year to file a registration statement on Form S-3. Furthermore, in the event we decide to register our securities, we are required to include in our registration statement the registrable securities of any holder who so requests. These rights are subject to the right of the underwriters of an offering to limit the number of shares included in that registration under certain circumstances. The expenses incurred in such registrations will be borne by us. The registration rights described above will expire with respect to any holder of registrable securities if such holder can sell all of its shares in a three-month period under Rule 144 of the Securities Act.

Provisions of our Certificate of Incorporation and Bylaws and State Law Provisions with Potential Antitakeover Effects

Certificate of Incorporation and Bylaws

      Some provisions of our certificate of incorporation and bylaws could make more difficult the acquisition of control of our company, and the removal of existing management:

•	the certificate of incorporation does not provide for cumulative voting for directors;

•	the board of directors fixes the size of the board of directors, may create new directorships and may elect new directors to serve for the full term in which the new directorship was created. The board of directors (or its remaining members, even though less than a quorum) also may fill vacancies on the board of directors occurring for any reason for the remainder of the term in which the vacancy occurred;

•	the board of directors may issue preferred stock without any vote or further action by the stockholders;

•	the board of directors may adopt, amend, alter or repeal the bylaws without a vote of the stockholders;

•	all stockholder actions must be taken at a regular or special meeting of the stockholders and cannot be taken by written consent without a meeting; and

•	we require advance notice procedures with respect to stockholder proposals and the nominations of candidates for election as directors.

The Delaware General Corporation Law

      We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which such stockholders became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

•	the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

SHARES ELIGIBLE FOR FUTURE SALE

       Sales of substantial amounts of our common stock in the public market after the offering could cause the market price of our common stock to fall and could affect our ability to raise equity capital on terms favorable to us.

      Upon the closing of this offering, we will have           shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants to purchase common stock. Of these shares, the           shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as such term is defined in Rule 144 under the Securities Act (“Rule 144”), may generally only be sold in compliance with the limitations of Rule 144 described below.

      The remaining           shares were issued and sold by us in private transactions, are restricted securities and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market, subject in the case of shares held by affiliates to compliance with certain volume restrictions, as follows:

•	shares will be available for immediate sale in the public market on the date of this prospectus;

•	shares will be available for sale 90 days after the date of this prospectus; and

•	shares will be available for sale upon the expiration of lock-up agreements 180 days after the date of this prospectus.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

      Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

      Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

      In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased shares from us prior to the date of this prospectus under a stock option plan or other written agreement can resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without complying with some of the restrictions, including the holding period, contained in Rule 144.

      We have agreed with the underwriters that during the 180-day period following the date of this prospectus we will not file a Form S-8 registration statement under the Securities Act to register shares of common stock issued and issuable upon exercise of stock options granted by us. See “Management — Benefit Plans.” The Form S-8 registration statement is expected to become effective immediately upon filing and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates.

      Prior to this offering there has been no public market for our common stock, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price.

      All of our directors, executive officers and stockholders holding       shares of our common stock have agreed that they will not, without the prior written consent of the representatives of the underwriters, sell or otherwise dispose of any shares of common stock or options to acquire shares of common stock during the 180-day period following the date of this prospectus. See “Underwriting.”

      After the closing of this offering, the holders of 9,404,265 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” Registration of such shares under the Securities Act would result in such shares, except for shares purchased by affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

UNDERWRITING

       Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below for whom Lehman Brothers Inc., J. P. Morgan Securities Inc., U.S. Bancorp Piper Jaffray Inc. and Fidelity Capital Markets, a division of National Financial Services LLC, are acting as representatives, has agreed to purchase from us, on a firm commitment basis, subject only to the conditions contained in the underwriting agreement, the respective number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.

J. P. Morgan Securities Inc.

U.S. Bancorp Piper Jaffray Inc.

Fidelity Capital Markets, a division of National Financial Services LLC

Total

      The underwriting agreement provides that the underwriters’ obligations to purchase our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, and that if any shares of common stock are purchased by the underwriters under the underwriting agreement, then all the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include that:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

      The representatives had advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at the public offering price less a selling concession not in excess of $      per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $      per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      The following table summarizes the underwriting discounts and commissions we will pay. The underwriting discounts and commissions are equal to the public offer price per share, less the amount paid to us per share. The underwriting discounts and commissions equal   % of the initial public offering price.

		Total Without	With
	Per Share	Over-Allotment	Over-Allotment

Underwriting discounts and commissions to be paid to the underwriters by us	$	$	$

      We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $      million.

Over-Allotment Option

      We have granted to the underwriters an option to purchase up to an aggregate of                shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.

Lockup Agreements

      We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 180 days from the date of this prospectus. We and all of our executive officers and directors, and stockholders holding       shares of our common stock, have agreed under lockup agreements not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus.

Offering Price Determination

      Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

      We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities. We have further agreed to indemnify Lehman Brothers Inc. against liabilities related to the directed share program referred to below, including liabilities under the Securities Act.

Stabilization, Short Positions and Penalty Bids

      The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

      Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition of the offering price listed on the cover of this prospectus.

Offer and Sales in Canada

      This prospectus is not, and under no circumstances is it to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

Directed Share Program

      At our request, the underwriters have reserved up to                shares, or   % of our common stock offered by this prospectus, for sale under a directed share program to specified business associates and other persons. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants which are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares pursuant to the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.

      The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed   % of the total number of shares of our common stock offered by them.

Electronic Distribution

      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

       The validity of the shares of common stock offered hereby will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota. Certain legal matters will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, New York, New York.

EXPERTS

       The financial statements as of May 31, 1999 and May 31, 2000 and for each of the three years in the period ended May 31, 2000 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

       We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Lawson Software and the common stock, reference is made to the registration statement and exhibits and schedules thereto. You may read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

      Upon completion of this offering, Lawson Software will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms, Lawson Software’s website at www.lawson.com and the website of the SEC referred to above. Information on our website does not constitute a part of this prospectus.

LAWSON SOFTWARE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page(s)

Report of Independent Accountants	F-2

Consolidated Financial Statements:

Balance Sheets at May 31, 1999 and 2000, February 28, 2001 (unaudited) and February 28, 2001 (pro forma unaudited)	F-3

Statements of Operations for the years ended May 31, 1998, 1999 and 2000, the nine months ended February 29, 2000 (unaudited) and the nine months ended February 28, 2001 (unaudited)	F-4

Statement of Stockholders’ (Deficit) Equity and Comprehensive Income (Loss) for the years ended May 31, 1998, 1999 and 2000, and the nine months ended February 28, 2001 (unaudited)	F-5

Statements of Cash Flows for the years ended May 31, 1998, 1999 and 2000, the nine months ended February 29, 2000 (unaudited) and the nine months ended February 28, 2001 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

Lawson Software, Inc.:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ (deficit) equity and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Lawson Software, Inc. and its subsidiaries at May 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
June 30, 2000, except as to Note 17,
which is as of June 19, 2001

LAWSON SOFTWARE, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	May 31,		February 28, 2001

	1999	2000	Actual	Pro Forma

			(unaudited)
ASSETS

Current assets:

Cash and cash equivalents	$41,398	$45,862	$57,743	$57,743

Marketable securities	—	—	3,921	3,921

Trade accounts receivable, less allowance for doubtful accounts of $4,770, $5,246, $5,622 and $5,622, respectively	65,533	74,564	84,902	84,902

Deferred income taxes	11,501	14,799	15,660	15,660

Prepaid expenses and other assets	5,556	8,119	13,964	13,964

Total current assets	123,988	143,344	176,190	176,190

Property and equipment, net	14,222	29,304	26,443	26,443

Goodwill, net	4,737	3,740	4,646	4,646

Deferred income taxes	2,045	3,181	4,977	4,977

Other assets, noncurrent	568	61	1,663	1,663

Total assets	$145,560	$179,630	$213,919	$213,919

LIABILITIES, MANDATORILY REDEEMABLE SECURITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY

Current liabilities:

Current portion of long-term debt	$702	$3,496	$1,234	$1,234

Accounts payable	19,316	18,107	12,759	12,759

Accrued compensation and benefits	10,322	13,294	15,648	15,648

Other accrued liabilities	9,904	13,191	16,168	16,168

Income taxes payable	462	553	—	—

Deferred revenue and customer deposits	74,049	88,655	102,502	102,502

Total current liabilities	114,755	137,296	148,311	148,311

Long-term debt, less current portion	1,819	15,573	2,398	2,398

Senior subordinated convertible notes	—	—	7,937	7,937

Mandatorily redeemable common stock warrants	—	—	2,073	—

Other long-term liabilities	1,818	1,423	2,714	2,714

Total liabilities	118,392	154,292	163,433	161,360

Commitments and contingencies (Note 14)

Series A convertible preferred stock; $0.01 par value; 7,281,554 shares authorized, issued and outstanding	—	—	29,059	—

Mandatorily redeemable common stock at redemption value	158,850	164,213	23,954	—

Stockholders’ (deficit) equity:

Preferred stock; $0.01 par value, 42,718,446 shares authorized; no shares issued or outstanding	—	—	—	—

Common stock; $0.01 par value; 500,000,000 shares authorized; 50,913,540, 50,997,915, 47,742,017, and 55,023,571 shares issued and outstanding, respectively	509	510	477	550

Additional paid-in capital	2,802	5,170	19,254	50,313

Treasury stock, at cost; 4,585,590 shares at February 28, 2001	—	—	(14,720)	(14,720)

Deferred stock-based compensation	—	(397)	(10,950)	(10,950)

Retained earnings	23,857	20,508	28,127	28,127

Accumulated other comprehensive loss	—	(453)	(761)	(761)

Adjustment for mandatorily redeemable common stock	(158,850)	(164,213)	(23,954)	—

Total stockholders’ (deficit) equity	(131,682)	(138,875)	(2,527)	52,559

Total liabilities, mandatorily redeemable securities and stockholders’ (deficit) equity	$145,560	$179,630	$213,919	$213,919

The accompanying notes are an integral part of the consolidated financial statements.

LAWSON SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

				Nine Months Ended
	Year Ended May 31,
				February 29,	February 28,
	1998	1999	2000	2000	2001

				(unaudited)

Revenues:

License fees	$93,955	$98,141	$121,421	$79,975	$101,871

Services	102,584	166,321	191,486	142,327	166,303

Total revenues	196,539	264,462	312,907	222,302	268,174

Cost of revenues:

Cost of license fees	11,574	11,941	16,228	11,614	17,783

Cost of services	48,962	79,554	101,875	74,680	84,559

Total cost of revenues	60,536	91,495	118,103	86,294	102,342

Gross profit	136,003	172,967	194,804	136,008	165,832

Operating expenses:

Research and development	28,849	37,819	44,780	31,539	37,621

Sales and marketing	76,555	88,986	119,203	85,184	82,590

General and administrative	19,386	28,075	31,731	21,778	21,669

Non-recurring charges	—	4,350	3,984	4,350	11,903

Total operating expenses	124,790	159,230	199,698	142,851	153,783

Operating income (loss)	11,213	13,737	(4,894)	(6,843)	12,049

Other income (expense):

Interest income	672	1,502	1,902	1,358	1,605

Interest expense	(540)	(170)	(1,010)	(620)	(510)

Total other income	132	1,332	892	738	1,095

Income (loss) before income taxes	11,345	15,069	(4,002)	(6,105)	13,144

Provision (benefit) for income taxes	5,105	6,333	(653)	(996)	5,521

Net income (loss)	$6,240	$8,736	$(3,349)	$(5,109)	$7,623

Accretion on preferred stock	—	—	—	—	(4)

Net income (loss) applicable to common stockholders	$6,240	$8,736	$(3,349)	$(5,109)	$7,619

Net income (loss) per share:

Basic	$0.12	$0.17	$(0.07)	$(0.10)	$0.15

Diluted	$0.11	$0.15	$(0.07)	$(0.10)	$0.13

Shares used in computing net income (loss) per share:

Basic	49,983,740	50,728,955	50,965,114	50,954,248	51,305,190

Diluted	56,603,080	58,341,599	50,965,114	50,954,248	59,638,904

Unaudited pro forma net income per share:

Basic					$0.15

Diluted					$0.13

Shares used in computing unaudited pro forma net income per share:

Basic					51,467,002

Diluted					59,638,904

The accompanying notes are an integral part of the consolidated financial statements.

LAWSON SOFTWARE, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ (DEFICIT)
EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data)

							Accumulated
	Common Stock		Additional		Deferred		Other
			Paid-in	Treasury	Stock-Based	Retained	Comprehensive
	Shares	Amount	Capital	Stock	Compensation	Earnings	Loss

Balance at May 31, 1997	49,939,140	$500	$625	$—	$—	$8,881	$—

ESOP contribution	529,440	5	1,027	—	—	—	—

Increase in redemption value of mandatorily redeemable common stock	—	—	—	—	—	—	—

Net income	—	—	—	—	—	6,240	—

Balance at May 31, 1998	50,468,580	505	1,652	—	—	15,121	—

ESOP contribution	444,960	4	1,150	—	—	—	—

Increase in redemption value of mandatorily redeemable common stock	—	—	—	—	—	—	—

Net income	—	—	—	—	—	8,736	—

Balance at May 31, 1999	50,913,540	509	2,802	—	—	23,857	—

Warrants issued for services	—	—	1,800	—	—	—	—

Exercise of stock options	91,998	1	5	—	—	—	—

Repurchase and retirement of common stock	(7,623)	—	(24)	—	—	—	—

Tax benefit from stockholder transactions	—	—	118	—	—	—	—

Translation adjustment	—	—	—	—	—	—	(453)

Deferred stock-based compensation	—	—	469	—	(469)	—	—

Amortization of stock-based compensation	—	—	—	—	72	—	—

Increase in redemption value of mandatorily redeemable common stock	—	—	—	—	—	—	—

Net loss	—	—	—	—	—	(3,349)	—

Balance at May 31, 2000	50,997,915	510	5,170	—	(397)	20,508	(453)

Deferred stock-based compensation (unaudited)	—	—	11,933	—	(11,933)	—	—

Amortization of stock-based compensation (unaudited)	—	—	—	—	1,380	—	—

Exercise of stock options (unaudited)	2,167,745	21	1,307	—	—	—	—

Tax benefit from stockholder transactions (unaudited)	—	—	2,370	—	—	—	—

Repurchase and retirement of common stock (unaudited)	(838,053)	(8)	(2,692)	—	—	—	—

Purchase of treasury stock (unaudited)	(3,105,590)	(31)	—	(9,969)	—	—	—

Common stock exchanged for preferred stock (unaudited)	(1,480,000)	(15)	—	(4,751)	—	—	—

Beneficial conversion feature associated with preferred stock (unaudited)	—	—	1	—	—	(1)	—

Warrant issued to non-employee (unaudited)	—	—	1,040	—	—	—	—

Stock options issued to non-employee (unaudited)	—	—	125	—	—	—	—

Accretion on preferred stock (unaudited)	—	—	—	—	—	(3)	—

Increase in redemption value of mandatorily redeemable common stock, net of cancellation of mandatorily redeemable provision (unaudited)	—	—	—	—	—	—	—

Translation adjustment (unaudited)	—	—	—	—	—	—	(308)

Net income (unaudited)	—	—	—	—	—	7,623	—

Balance at February 28, 2001 (unaudited)	47,742,017	$477	$19,254	$(14,720)	$(10,950)	$28,127	$(761)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Adjustment for
	Mandatorily	Total
	Redeemable	Stockholders’	Comprehensive
	Common	(Deficit)	Income
	Stock	Equity	(Loss)

Balance at May 31, 1997	$(85,396)	$(75,390)

ESOP contribution	—	1,032

Increase in redemption value of mandatorily redeemable common stock	(45,318)	(45,318)

Net income	—	6,240	$6,240

Balance at May 31, 1998	(130,714)	(113,436)	$6,240

ESOP contribution	—	1,154

Increase in redemption value of mandatorily redeemable common stock	(28,136)	(28,136)

Net income	—	8,736	$8,736

Balance at May 31, 1999	(158,850)	(131,682)	$8,736

Warrants issued for services	—	1,800

Exercise of stock options	—	6

Repurchase and retirement of common stock	—	(24)

Tax benefit from stockholder transactions	—	118

Translation adjustment	—	(453)	$(453)

Deferred stock-based compensation	—	—

Amortization of stock-based compensation	—	72

Increase in redemption value of mandatorily redeemable common stock	(5,363)	(5,363)

Net loss	—	(3,349)	(3,349)

Balance at May 31, 2000	(164,213)	(138,875)	$(3,802)

Deferred stock-based compensation (unaudited)	—	—

Amortization of stock-based compensation (unaudited)	—	1,380

Exercise of stock options (unaudited)	—	1,328

Tax benefit from stockholder transactions (unaudited)	—	2,370

Repurchase and retirement of common stock (unaudited)	—	(2,700)

Purchase of treasury stock (unaudited)	—	(10,000)

Common stock exchanged for preferred stock (unaudited)	—	(4,766)

Beneficial conversion feature associated with preferred stock (unaudited)	—	—

Warrant issued to non-employee (unaudited)	—	1,040

Stock options issued to non-employee (unaudited)	—	125

Accretion on preferred stock (unaudited)	—	(3)

Increase in redemption value of mandatorily redeemable common stock, net of cancellation of mandatorily redeemable provision (unaudited)	140,259	140,259

Translation adjustment (unaudited)	—	(308)	$(308)

Net income (unaudited)	—	7,623	7,623

Balance at February 28, 2001 (unaudited)	$(23,954)	$(2,527)	$7,315

The accompanying notes are an integral part of the consolidated financial statements.

LAWSON SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

				Nine Months Ended
	Year Ended May 31,
				February 29,	February 28,
	1998	1999	2000	2000	2001

				(unaudited)

Cash flows from operating activities:

Net income (loss)	$6,240	$8,736	$(3,349)	$(5,109)	$7,623

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	5,346	6,320	9,642	6,381	8,148

Deferred income taxes	(5,170)	(1,542)	(4,434)	—	(2,657)

Provision for doubtful accounts	2,700	3,483	4,500	3,150	2,000

Equity instruments issued to non-employees	—	—	1,800	1,800	1,165

Tax benefit from stockholder transactions	—	—	118	118	2,370

Tax commitment from exercise of stock options	—	—	(97)	(97)	(1,593)

Amortization of stock-based compensation	—	—	72	—	1,380

Amortization of discounts on notes payable	—	—	—	—	3

Changes in operating assets and liabilities, net of effect from acquisition:

Trade accounts receivable	(11,709)	(21,805)	(13,530)	(6,708)	(12,339)

Prepaid expenses and other assets	(154)	(2,154)	(2,058)	(6,036)	(7,130)

Accounts payable	2,723	6,460	(1,208)	423	(5,349)

Accrued and other liabilities	7,314	6,533	5,796	2,019	7,461

Income taxes payable	2,147	(5,170)	90	(462)	(553)

Deferred revenue and customer deposits	18,395	24,356	14,221	14,534	14,006

Net cash provided by operating activities	27,832	25,217	11,563	10,013	14,535

Cash flows from investing activities:

Cash paid in purchase of ijob, Inc.	—	(3,500)	—	—	—

Purchases of marketable securities	—	—	—	—	(3,913)

Purchases of property and equipment	(5,784)	(8,816)	(23,726)	(20,561)	(4,492)

Net cash used in investing activities	(5,784)	(12,316)	(23,726)	(20,561)	(8,405)

Cash flows from financing activities:

Borrowings under long-term debt	—	—	18,000	18,000	758

Principal payments on long-term debt	(1,246)	(1,217)	(1,452)	(656)	(19,204)

Proceeds from sale of senior subordinated convertible notes, net of offering costs	—	—	—	—	9,685

Exercise of stock options	—	—	103	101	229

Proceeds from sale of Series A preferred stock, net of offering costs	—	—	—	—	24,290

Repurchase of common stock	—	—	(24)	—	(10,007)

Net cash (used in) provided by financing activities	(1,246)	(1,217)	16,627	17,445	5,751

Increase in cash and cash equivalents	20,802	11,684	4,464	6,897	11,881

Cash and cash equivalents at beginning of year	8,912	29,714	41,398	41,398	45,862

Cash and cash equivalents at end of year	$29,714	$41,398	$45,862	$48,295	$57,743

Supplemental disclosure of cash flow information and non-cash transactions:

Interest paid	$530	$149	$891	$483	$596

Income taxes paid	8,128	13,033	3,585	3,330	7,498

Warrants issued with debt	—	—	—	—	2,069

Common stock exchanges for preferred stock	—	—	—	—	4,766

Debt incurred relating to purchase of ijob	—	1,500	—	—	1,702

Stock option exercises using common stock	—	—	—	—	1,099

ESOP contribution funded with common stock	1,032	1,154	—	—	—

Accretion of mandatorily redeemable securities	—	—	—	—	4

Accrued liability converted to debt	—	—	—	—	1,307

The accompanying notes are an integral part of the consolidated financial statements.

LAWSON SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

1.  Business Description

      Lawson Software, Inc. (the Company) develops and markets enterprise software solutions which automate and integrate business processes facilitating collaboration among customers, partners, suppliers and employees. The Company offers comprehensive financial management, human resources, order management, procurement and enterprise relationship management solutions designed to manage, analyze and improve customers’ businesses. The Company also provides professional services that optimize and support the selection, implementation and execution of a customer’s e-business technology infrastructure.

      The Company is subject to risks and uncertainties including dependence on information technology spending by customers, concentration of customers in a limited number of industries, fluctuations of quarterly results, a lengthy and variable sales cycle, dependence on key personnel, dependence on principal products and third-party technology, rapid technological change and international expansion.

2.  Summary of Significant Accounting Policies

Basis of Presentation

      The consolidated financial statements include the accounts of the Company and its wholly-owned branches and subsidiaries operating in Canada, the United Kingdom, Germany, France and the Netherlands. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Interim Results (Unaudited)

      The accompanying consolidated financial statements at February 28, 2001 and for the nine months ended February 29, 2000 and February 28, 2001 are unaudited. In the opinion of management, these consolidated statements have been prepared on the same basis as the audited consolidated financial statements included herein and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of results of the interim periods.

Fair Value of Financial Instruments

      The Company’s financial instruments consist primarily of cash, marketable securities, trade accounts receivable and accounts payable for which the current carrying amounts approximate fair market value. Additionally, the borrowing rates currently available to the Company approximate current rates for debt agreements with similar terms and average maturities.

Cash Equivalents

      All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. The Company’s cash equivalents consist primarily of money market instruments and commercial paper. The carrying amount of cash equivalents approximates fair value due to the short maturity of these instruments.

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

Marketable Securities

      The Company accounts for marketable securities in accordance with provisions of Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” SFAS No. 115 addresses the accounting and reporting for investments in fixed maturity securities and for equity securities with readily determinable fair values. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Currently, all marketable securities held by the Company are classified as available-for-sale. Available-for-sale securities are carried at fair value as determined by quoted market prices, with unrealized gains and losses, net of tax, reported within a separate component of stockholders’ (deficit) equity. Interest and dividends on securities classified as available-for-sale are included in interest income. All available-for-sale securities are classified as current assets since they are available for use in the Company’s current operations. Marketable securities at February 28, 2001 consist of commercial paper due within six months. There was no significant unrealized gain or loss on these securities as of February 28, 2001.

Property and Equipment

      Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets which generally range from five to seven years. Depreciation expense was $5,346, $6,072 and $8,644 for the years ended May 31, 1998, 1999 and 2000, respectively.

Revenue Recognition

      The Company recognizes revenues in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9, as well as Technical Practice Aids issued from time to time by the American Institute of Certified Public Accountants, and in accordance with the Securities and Exchange Commission Staff Accounting Bulleting No. 101, “Revenue Recognition in Financial Statements.” The Company licenses software under non-cancelable license agreements and provides related professional services, including support, training, consulting and implementation. Training, consulting and implementation services are not essential to the functionality of the Company’s software products, are sold separately and also are available from a number of third-party service providers. Accordingly, revenues from these services are generally recorded separately from the license fee. Software arrangements including fixed-fee service components are recognized using contract accounting. The specific revenue recognition policies of the Company are as follows:

•	Software License Fees — License fee revenues from end-users and resellers are recognized when a non-cancelable license agreement has been signed, the software product has been shipped, there are no uncertainties surrounding product acceptance, the fees are fixed or determinable and collection of the related receivable is considered probable. Typically, the Company’s software license fees are due within a twelve-month period from the date of shipment. If the fee due from the customer is not fixed or determinable, including payment terms greater than twelve months from shipments, revenue is recognized as payments become due and all other conditions for revenue recognitions have been satisfied. In software arrangements that include rights to multiple software products, specified upgrades, maintenance or services, the Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

deliverables determined based on vendor-specific objective evidence. Vendor-specific objective evidence of fair value is determined using the price charged when that element is sold separately. In software arrangements in which the Company does not have vendor-specific objective evidence of fair value for undelivered elements, revenue is deferred until fair value is determined or all elements have been delivered. Up-front set-up fees in transactions with application service providers are deferred and recognized ratably over the estimated service period.

•	Services — Revenues from training and consulting services are recognized as services are provided to customers. Revenues from maintenance contracts are deferred and recognized ratably over the term of the maintenance agreements. Revenues for customer support and maintenance which are bundled with the initial license fee are deferred based on the fair value of the bundled support services; fair value is based on the renewal rate for continued support arrangements.

Research and Development

      Expenditures for software research and development are expensed as incurred. Such costs are required to be expensed until the point that technological feasibility of the software is established. Technological feasibility is determined after a working model has been completed. The Company’s software research and development costs primarily relate to software development during the period prior to technological feasibility and are charged to operations as incurred.

Advertising Expense

      The Company expenses advertising costs as incurred. Advertising expenses of approximately $3,229, $4,001, and $5,490 were charged to operations during the years ended May 31, 1998, 1999 and 2000, respectively.

Income Taxes

      The Company provides for income taxes using the liability method under Statement of Financial Accounting Standard (SFAS) No. 109, “Accounting for Income Taxes,” which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this statement, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Concentrations of Credit Risks

      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Cash equivalents are money market funds and commercial paper due within three months and are readily convertible into cash.

      The Company grants credit to customers in the ordinary course of business. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company’s customer base and their dispersion across different industries and geographic areas. No single customer accounted for ten percent or more of revenues for fiscal 1998, 1999 or 2000 or of trade accounts receivable at May 31, 1999 or 2000.

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

Long-Lived Assets

      The Company periodically assesses the recoverability of long-lived and intangible assets based on anticipated future earnings and operating cash flows.

Stock Splits

      Effective August 26, 1998, the Company’s Board of Directors authorized a 5-for-1 stock split of the then issued and outstanding shares of common stock. Effective March 13, 2000, the Company’s Board of Directors authorized a 3-for-1 stock split of the then issued and outstanding shares of common stock. All references to common stock amounts, shares and per share data included in the financial statements and related notes have been adjusted to give retroactive effect to the stock splits.

Stock-Based Compensation

      The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

Foreign Currency Translation

      All assets and liabilities of the Company’s foreign branches and subsidiaries are translated from local currencies to United States dollars at period end rates of exchange, while revenues and expenses are translated at the average exchange rates during the period. The functional currency for each of the Company’s foreign branches and subsidiaries is the respective local currency. Translation adjustments arising from the translation of net assets located outside of the United States into United States dollars are recorded as a separate component of stockholders’ (deficit) equity. Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity’s local currency) are included in the consolidated statement of operations and are not significant.

Comprehensive Income (Loss)

      Comprehensive income as defined by SFAS No. 130, “Reporting Comprehensive Income,” includes net income (loss) and items defined as other comprehensive income. SFAS No. 130 requires that items defined as other comprehensive income (loss), such as foreign currency translation adjustments and unrealized gains and losses on certain marketable securities, be separately classified in the financial statements. Such disclosures are included in the consolidated statement of stockholders’ (deficit) equity and comprehensive income (loss).

Unaudited Pro Forma Balance Sheet

      The unaudited pro forma balance sheet is presented to reflect certain events which will occur upon the effectiveness of the Company’s planned initial public offering (IPO), but not to reflect shares or proceeds from the planned IPO. Upon the closing of the IPO, all of the outstanding shares of Series A preferred stock will automatically convert into 7,281,554 shares of common stock. In addition, upon the closing of the Company’s IPO, the mandatory redemption provision on the mandatorily redeemable common stock and common stock warrants will automatically terminate.

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

Net Income (Loss) Per Share

      Net income (loss) per share is computed under the provisions of SFAS No. 128, “Earnings Per Share.” Basic net income (loss) per common share is computed using the net income (loss) applicable to common stockholders and the weighted-average number of shares of common stock outstanding. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. Diluted net loss per common share does not differ from basic net loss per common share in the year ended May 31, 2000 since 25,392,151 potential shares of common stock from conversion of stock options and warrants were anti-dilutive.

      The following table sets forth the computation of basic and diluted net income (loss) per share:

				Nine Months Ended
	Year Ended May 31,
				February 29,	February 28,
	1998	1999	2000	2000	2001

				(unaudited)

Basic earnings per share computation:

Net income (loss) available to common stockholders	$6,240	$8,736	$(3,349)	$(5,109)	$7,619

Weighted average common shares	49,983,740	50,728,955	50,965,114	50,954,248	51,305,190

Basic net income (loss) per share	$0.12	$0.17	$(0.07)	$(0.10)	$0.15

Diluted earnings per share computation:

Net income (loss)	$6,240	$8,736	$(3,349)	$(5,109)	$7,623

Shares calculation:

Weighted average common shares	49,983,740	50,728,955	50,965,114	50,954,248	51,305,190

Effect of dilutive preferred stock	—	—	—	—	161,812

Effect of dilutive stock options and warrants	6,619,340	7,612,644	—	—	8,171,902

	56,603,080	58,341,599	50,965,114	50,954,248	59,638,904

Diluted net income (loss) per share	$0.11	$0.15	$(0.07)	$(0.10)	$0.13

      Unaudited pro forma basic and diluted net income (loss) per share has been calculated using the net income (loss) before accretion on preferred stock and assumes the conversion of all outstanding shares of preferred stock into shares of common stock, as if the shares had converted immediately upon their issuance.

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

New Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The new statement establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. SFAS No. 133, as amended by SFAS Nos. 137 and 138, was effective for the Company beginning June 1, 2001. The Company does not expect SFAS No. 133 to materially affect its financial position or results of operations.

3.  Non-Recurring Charges

      The following table presents a summary of non-recurring charges:

				Nine Months Ended
	Year Ended May 31,
				February 29,	February 28,
	1998	1999	2000	2000	2001

				(unaudited)

Recapitalization (see Note 17)	$—	$—	$—	$—	$7,509

Business process improvement initiatives (see Note 17)	—	—	—	—	2,629

Lease abandonment expense (see Note 14)	—	4,350	(516)	(150)	1,765

Executive stock option buyout (see Note 8)	—	—	2,700	2,700	—

Warrant issued to strategic partner (see Note 9)	—	—	1,800	1,800	—

Total non-recurring charges	$—	$4,350	$3,984	$4,350	$11,903

4.  Purchase of ijob, Inc.

      In March 1999, the Company acquired certain assets and assumed certain liabilities and business operations of ijob, Inc. (ijob). The aggregate purchase price was $5,000, consisting of $3,500 in cash and a $1,500 note payable. An additional $15,000 in purchase price could be paid based on net contribution margin generated by the acquired operations over the next seven years (see Note 17). The net assets acquired have been recorded based on their fair market values at the date of acquisition and consisted primarily of goodwill. The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations have been included in the Company’s financial statements since the date of acquisition. Pro forma information is not presented as the acquisition was not significant to the Company’s consolidated results of operations or financial position.

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

5.  Balance Sheet Components

      Certain balance sheet components consist of the following:

	May 31,
			February 28,
	1999	2000	2001

			(unaudited)

Property and Equipment, Net

Equipment	$36,009	$31,012	$35,105

Office furniture	7,197	11,414	11,724

Leasehold improvements	3,652	9,695	9,714

	46,858	52,121	56,543

Less accumulated depreciation and amortization	(32,636)	(22,817)	(30,100)

	$14,222	$29,304	$26,443

Goodwill, Net

Goodwill	$4,986	$4,986	$6,688

Less accumulated amortization	(249)	(1,246)	(2,042)

	$4,737	$3,740	$4,646

      Goodwill is amortized using the straight-line method over an estimated useful life of five years.

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

6.  Credit Facilities and Long-Term Debt

      Long-term debt consists of:

	May 31,
			February 28,
	1999	2000	2001

			(unaudited)

Note payable — non-interest bearing due in monthly installments of $42 through January 1, 2005	$—	$—	$1,661

Note payable — interest at 13.00% due in monthly installments of $44 through June 1, 2003	—	—	1,059

Note payable — interest at 5.20% due in monthly installments of $23 through February 1, 2004	—	—	739

Note payable — interest at 8.98% due in monthly installments of $18 through December 31, 2001	498	319	173

Note payable — interest at 8.00% due in quarterly installments; principal payments of $450 due quarterly, with the remaining balance due on October 31, 2002 (see Note 17)	—	17,250	—

Note payable — interest payable semi-annually at an annual rate of 6.5%, principle balance due September 11, 2000 (see Notes 4 and 17)	1,500	1,500	—

Note payable — interest at 8.55% due in monthly installments of $55 through December 1, 1999	375	—	—

Note payable — interest at 10.75% due in monthly installments of $14 through February 1, 2000	123	—	—

Note payable — interest at 9% due in monthly installments of $8 through August 30, 1999	25	—	—

	2,521	19,069	3,632

Less current maturities	(702)	(3,496)	(1,234)

	$1,819	$15,573	$2,398

      Scheduled maturities of long-term debt are as follows:

Year Ending May 31,

2001	$3,496

2002	1,923

2003	13,650

$19,069

      On October 27, 1999, the Company amended its debt agreement with a financial institution to provide for a $7,000 revolving credit facility and an $18,000 term loan. The revolving credit facility provides for interest at the financial institution’s Reference Rate and expires September 30, 2001. At May 31, 2000, total borrowings outstanding under the term loan were $17,250. At May 31, 1999 and 2000, the Company had no amounts outstanding under the revolving credit facility. The arrangements with the bank contain limitations on dividends and capital expenditures and require the compliance with specific financial ratios. The Company was in compliance with or had obtained the appropriate waivers

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

for all covenants and restrictions under the debt agreement. Debt is collateralized by all assets of the Company.

7.  Common Stock

      At May 31, 2000, the Company was authorized to issue 300,000,000 shares of common stock (see Note 17). At May 31, 2000, 50,997,915 shares were issued and outstanding.

      Pursuant to the Company’s Stock Purchase Agreement (see Note 14), common stockholders have the right to require the Company to repurchase any shares they receive at a price determined by the most recent independent valuation of the Company’s common stock. Consequently, shares held by the common stockholders are considered mandatorily redeemable common stock and are recorded at the estimated fair market value at each balance sheet date. In October 2000, the Company amended the Stock Purchase Agreement to remove the mandatory redemption feature on all shares of common stock (see Note 17).

      A summary of the mandatorily redeemable common stock activity is presented below:

Balance, May 31, 1997	$85,396

Increase in redemption value of mandatorily redeemable common stock from $1.71 to $2.59 for 50,468,580 shares	45,318

Balance, May 31, 1998	130,714

Increase in redemption value of mandatorily redeemable common stock from $2.59 to $3.12 for 50,913,540 shares	28,136

Balance, May 31, 1999	158,850

Increase in redemption value of mandatorily redeemable common stock from $3.12 to $3.22 for 50,997,915 shares	5,363

Balance, May 31, 2000	164,213

Cancellation of redeemable feature for all shares excluding shares issued under the ESOP (unaudited)	(154,883)

Increase in redemption value of mandatorily redeemable common stock from $3.22 to $8.25 for 2,904,255 shares (unaudited)	14,630

Balance, February 28, 2001 (unaudited)	$23,960

8.  Stock Option Plans

      The Company has a fixed stock incentive plan (the 1996 Stock Incentive Plan) that reserves a total of 20,000,000 shares of common stock for issuance of stock options to employees. In addition, the Company has also historically granted to employees individual stock options which were not under a stock option plan. The total number of stock options outstanding outside the stock option plan were 7,866,000 at May 31, 2000. Option grants may be of incentive or non-qualified stock options for the purchase of shares of the Company’s common stock at exercise prices determined by the Company’s Board of Directors. Generally, options granted to employees vest over a three-year or five-year period and expire ten years after the date of grant. The Company has historically determined the exercise price of stock options granted by reference to the most recent independent valuation performed in conjunction with the Company’s Employee Stock Ownership Plan.

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

      The following summarizes employee stock option activity under and outside of the plan:

			Weighted-
		Exercise	Average
	Number	Price	Exercise
	of Shares	Per Share	Price

Outstanding, May 31, 1997	16,170,000	$0.22-$1.27	$0.72

Granted	907,500	$1.71	$1.71

Outstanding, May 31, 1998	17,077,500	$0.22-$1.71	$0.77

Canceled	(615,000)	$0.82-$1.71	$1.08

Granted	205,500	$2.59	$2.59

Outstanding, May 31, 1999	16,668,000	$0.22-$2.59	$0.83

Canceled	(5,515,050)	$0.22-$3.12	$1.05

Granted	12,112,351	$3.12	$3.12

Exercised	(123,150)	$0.82-$2.59	$0.84

Outstanding, May 31, 2000	23,142,151	$0.22-$3.12	$1.94

Canceled (unaudited)	(5,180,786)	$0.22-$3.22	$1.04

Granted (unaudited)	3,463,500	$3.22-$4.12	$3.75

Exercised (unaudited)	(2,216,344)	$0.22-$3.12	$0.66

Outstanding, February 28, 2001 (unaudited)	19,208,521	$0.75-$4.12	$2.66

      Stock options exercisable at May 31, 1998, 1999 and 2000 were 9,382,980, 12,040,500 and 10,266,801, respectively.

      The following table summarizes fixed-price stock options outstanding at May 31, 2000:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$0.22	1,368,000	2.50	$0.22	1,368,000	$0.22
$0.75 – $1.13	9,625,500	5.09	$0.79	8,598,000	$0.78
$1.71 – $2.59	752,700	7.48	$1.93	292,500	$1.85
$3.12	11,395,951	9.55	$3.12	8,301	$3.12

	23,142,151	7.21	$1.94	10,266,801	$1.01

      During the year ended May 31, 2000, deferred compensation relating to stock options granted below fair market value of approximately $469 was recognized. Such deferred compensation is amortized over the vesting periods of the related stock options, which generally range from three to five years. This compensation is recognized on an accelerated basis in accordance with FASB Interpretation (FIN) No. 28. Compensation expense relating to stock options granted below fair market value of approximately $72 was recognized during the year ended May 31, 2000.

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

      The Company has adopted the disclosure-only provisions of SFAS No. 123. For purposes of the pro forma disclosures below, the estimated fair value of the options is amortized to expense over the options’ vesting period. Had compensation cost for the Company’s stock options been recognized based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company’s net income (loss) would have been adjusted to the pro forma amounts indicated below:

				Nine Months
	Year Ended May 31,			Ended
				February 28,
	1998	1999	2000	2001

				(unaudited)

Net income (loss):

As reported	$6,240	$8,736	$(3,349)	$7,623

Pro forma	$5,893	$8,247	$(5,274)	$5,654

Net income (loss) per share:

Basic:

As reported	$0.12	$0.17	$(0.07)	$0.15

Pro forma	$0.12	$0.16	$(0.10)	$0.11

Diluted:

As reported	$0.11	$0.15	$(0.07)	$0.13

Pro forma	$0.10	$0.14	$(0.10)	$0.09

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1998, 1999 and 2000, respectively: dividend yield of 0%; risk-free interest rates of 6.2%, 6.5% and 6.7% and expected lives of approximately 7.5 years. Volatility factors are not applicable to non-public companies for options granted to employees. The weighted-average fair value of each option granted during fiscal 1998, 1999 and 2000 using the Black-Scholes option-pricing model was $0.63, $0.99 and $1.22, respectively.

      In November 1999, the Company retired 1,860,000 outstanding stock options of a former executive in exchange for $2,700, which the Company immediately recognized as compensation expense.

9.  Stock Warrant

      On January 28, 2000, the Company issued a fully-vested, four-year warrant to purchase 2,250,000 shares of the Company’s common stock at $6.67, subject to adjustment, per share to a strategic partner in conjunction with an agreement providing for joint sales and marketing efforts of the Company’s ijob application service provider product (see Note 17). The total fair value of the warrant using the Black-Scholes valuation model was $1,800 and was fully expensed in fiscal 2000. The following assumptions were used to value the warrants: dividend yield of 0%, risk-free interest rate of 6.3%, expected life equal to the contractual life of four years and volatility of 50%.

10.  Profit Sharing and 401(k) Retirement Plan

      The Company has a defined contribution profit sharing plan which conforms to IRS provisions for 401(k) plans. Employees are eligible to participate in the plan upon employment and are eligible for the Company match after completing one year of service. Participants may contribute up to 15% of their gross earnings to the plan. The Company matches 50% of the first 4% of employee contributions and may make additional contributions as determined by the Board of Directors. The Company recorded

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

401(k) matching contribution expense of approximately $372, $522 and $1,242 for the years ended May 31, 1998, 1999 and 2000, respectively.

11.  Employee Stock Ownership Plan

      The Company has an Employee Stock Ownership Plan which covers substantially all employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company’s annual contribution to the ESOP is discretionary and is made in the form of cash or shares of the Company’s common stock, with the number of shares determined based upon the most recent independent valuation of the Company’s common stock. The Company’s contributions to the ESOP are allocated to individual participant accounts which vest over a five-year period. For the year ended May 31, 1998, approximately $1,154 was recognized for the ESOP contribution. There was no ESOP contribution for the years ended May 31, 1999 and 2000 and all shares owned by the ESOP have been allocated to participants.

      Compensation cost is measured as the estimated fair value of shares contributed to or committed to be contributed to the ESOP. Distributions from the ESOP are made in accordance with the terms of the ESOP Trust Agreement and may be in the form of cash or shares of Company common stock. ESOP participants have the right to require the Company to repurchase any ESOP shares they receive at a price determined by the most recent independent valuation of the Company’s common stock. Consequently, shares held by the ESOP participants are considered mandatorily redeemable common stock and are recorded at the estimated fair market value at each balance sheet date. Upon the closing of the Company’s planned IPO, the repurchase feature terminates. The ESOP owned 2,468,580, 2,913,540 and 2,903,193 shares of common stock at May 31, 1998, 1999 and 2000, respectively.

12.  Phantom Stock Plans

      The Company has two phantom stock compensation plans for certain employees of the Company who are residents of Canada or the United Kingdom. The phantom stock plans provide each eligible employee with a specified number of phantom shares at a share value equal to the current fair market value of the Company’s common stock. Participant’s phantom shares vest over a five-year period. Upon death, retirement or any cessation of the employment relationship, the Company will pay the employee the vested fair market value of their phantom stock shares. Compensation expense recognized under these plans was approximately $95, $130 and $7 during years ended May 31, 1998, 1999 and 2000, respectively.

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

13.  Income Taxes

      The provision (benefit) for income taxes consists of the following components:

				Nine Months
	Year Ended May 31,			Ended
				February 28,
	1998	1999	2000	2001

				(unaudited)

Currently payable:

Federal	$8,473	$6,480	$3,593	$6,813

State	1,402	1,395	188	1,365

Foreign	400	—	—	—

	10,275	7,875	3,781	8,178

Deferred:

Federal	(4,073)	(876)	(4,103)	(2,217)

State	(1,097)	(666)	(331)	(440)

	(5,170)	(1,542)	(4,434)	(2,657)

	$5,105	$6,333	$(653)	$5,521

      A reconciliation of the expected federal income tax provision (benefit) at the statutory rate with the provision for income taxes is as follows:

				Nine Months
	Year Ended May 31,			Ended
				February 28,
	1998	1999	2000	2001

				(unaudited)

Taxes computed at statutory rate	35.0%	35.0%	(35.0)%	35.0%

Nondeductible expenses	3.6	4.6	24.2	3.5

State taxes, net of federal benefit	4.2	5.0	(4.2)	4.2

Foreign taxes	3.5	—	—	—

Research and development credits and other, net	(1.3)	(2.6)	(1.3)	(0.7)

	45.0%	42.0%	(16.3)%	42.0%

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

      Temporary differences comprising net deferred tax assets are as follows:

	May 31,
			February 28,
	1999	2000	2001

			(unaudited)

Current:

Allowance for doubtful accounts	$1,912	$2,058	$2,402

Accrued expenses	4,633	2,807	1,774

Deferred revenue	4,956	9,934	11,484

Total current	$11,501	$14,799	$15,660

Noncurrent:

Depreciation and amortization	$858	$992	$956

Accrued expenses	867	1,797	1,868

Deferred rent	208	145	1,799

Deferred revenue	112	247	354

Total noncurrent	$2,045	$3,181	$4,977

14.  Commitments and Contingencies

Stock Purchase Agreement

      The Company and its stockholders, excluding shares held by the ESOP, are parties to a Stock Purchase Agreement (see Note 17). Under this agreement, stockholders have the right upon reaching age 62 to require the Company to repurchase shares held by the stockholder at a price determined by the most recent independent valuation. Because of this repurchase right, all applicable shares of common stock are reported as mandatorily redeemable common stock at the estimated fair market value at each balance sheet date. In the event of death, disability, termination or incompetence, the Company has a first option to purchase a stockholder’s outstanding shares. If the Company elects not to repurchase the shares, the other existing stockholders have the option to repurchase the shares. On death of a stockholder, the purchase price is the greater of the ESOP valuation or the available life insurance proceeds. At May 31, 2000, the Company maintains $1,500 of term life insurance on each of its three majority stockholders.

Employment Agreements

      The Company has entered into various employment agreements with certain executives of the Company, which provide for severance payments subject to certain conditions and events.

Operating Leases

      The Company rents office space and certain office equipment under operating leases. In addition to minimum lease payments, the office leases require payment of a proportionate share of real estate taxes and building operating expenses. In 1999, in conjunction with a decision to move to its present facility, the Company accrued approximately $4,350 relating to estimated sublease shortfalls on its former Minneapolis headquarters lease that expires in June 2003. Sublease shortfalls represent the difference between the total remaining lease obligation and the amount of any estimated sublease recoveries. At May 31, 2000, the Company had an accrual of approximately $3,300 to cover remaining estimated

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

sublease shortfalls. The Company’s remaining obligation on the underlying lease is approximately $6,200 net of sublease arrangements of $2,500 negotiated to date.

      Rent expense under operating leases was approximately $7,623, $8,783 and $13,139 for the years ended May 31, 1998, 1999 and 2000, respectively.

      Future minimum lease payments are summarized as follows:

Year Ending May 31,

2001	$9,938

2002	8,800

2003	8,360

2004	6,421

2005	5,479

Thereafter	49,499

Total minimum lease payments	$88,497

Contingencies

      The Company is involved in various claims and legal actions in the normal course of business. Management is of the opinion that the outcome of such legal actions will not have a significant adverse effect on the Company’s financial position, results of operations or cash flows.

15.  Segment and Geographic Areas

      The Company views its operations and manages its business as one segment, the development and marketing of computer software and related services. Factors used to identify the Company’s single operating segment include the organizational structure of the Company and the financial information available for evaluation by the chief operating decision maker in making decisions about how to allocate resources and assess performance. The Company markets its products and services through the Company’s offices in the United States and its wholly-owned branches and subsidiaries operating in Canada, the United Kingdom, Germany, France, the Netherlands and South Africa.

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

      The following table presents a summary of revenues and long-lived assets summarized by geographic region:

				Nine Months Ended
	Year Ended May 31,
				February 29,	February 28,
	1998	1999	2000	2000	2001

				(unaudited)

Revenues:

Domestic operations	$183,976	$248,100	$289,433	$205,362	$248,872

International operations	12,563	16,361	23,474	16,940	19,302

Consolidated	$196,539	$264,461	$312,907	$222,302	$268,174

Long-lived assets:

Domestic operations	$10,630	$18,104	$32,186	$32,309	$30,410

International operations	782	855	858	803	679

Consolidated	$11,412	$18,959	$33,044	$33,112	$31,089

16.  Related Parties

      The Company utilized the consulting services of one of the Company’s directors and of the director’s firm (see Note 17). Total fees paid to the director and the director’s firm were $260, $344 and $474 for the years ended May 31, 1998, 1999 and 2000, respectively.

      The Company has also utilized the marketing and consulting services of another of the Company’s directors and of that director’s firm (see Note 17). Total fees paid to the director and the director’s firm were $14, $111 and $239 for the years ended May 31, 1998, 1999 and 2000, respectively.

17.  Subsequent Events

Notes Payable

      On August 31, 2000, the Company repaid the note outstanding with a financial institution totaling $16,800 (see Note 6). On August 31, 2000 and May 31, 2001, the Company amended its debt agreement with the financial institution to provide for a $15,000 revolving credit facility. The revolving credit facility bears interest on borrowings at the financial institution’s Reference Rate and expires September 30, 2001. At February 28, 2001, the Company had no amounts outstanding under the revolving credit facility.

      On September 11, 2000, the Company repaid the note outstanding relating to the purchase of iJob totaling $1,500 (see Notes 4 and 6).

Stock Warrants

      On July 28, 2000, the Company issued a fully vested five-year warrant to purchase 750,000 shares of the Company’s common stock at $6.67 per share, subject to adjustment, to a customer in conjunction with a license agreement. The fair value of the warrant was calculated using the Black-Scholes valuation model and $1,040 was recognized as a reduction of the related license revenue. The following assumptions were used to value the warrant: dividend yield of 0%, risk-free interest rate of 6.0%, expected life equal to the contractual life of five years and volatility of 50%. Additionally, as a result of the recapitalization transactions discussed below, the exercise price was reduced to $6.43 per share.

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

      On December 19, 2000, the Company entered into an amendment to the January 28, 2000 warrant agreement with a strategic partner (see Note 9) due to a change in the strategic relationship. As a result of the amendment, the number of shares available for purchase under the warrant was reduced from 2,250,000 to 900,000. Additionally, as a result of the recapitalization transactions discussed below, the exercise price was reduced to $6.43 per share.

Amended Stock Purchase Agreement

      On October 31, 2000, the Company’s stockholders amended the Stock Purchase Agreement to remove the mandatory redemption feature on all shares of common stock (see Note 14). As a result of the amendment, the Company’s obligation to repurchase all common shares terminated, except for the shares held by the Company’s ESOP, and the amount related to the mandatorily redeemable common shares was reclassified to stockholders’ equity.

Amended ijob, Inc. Purchase Agreement

      On January 31, 2001, the Company entered into an amendment to the ijob purchase agreement (see Note 4). The amendment replaced the $15,000 of possible additional consideration with $2,000 that is payable interest free in forty-eight monthly installments of $42 through January 1, 2005. After imputing interest of $298 using the Company’s effective borrowing rate, the Company recorded additional goodwill of $1,702. At February 28, 2001, the total liability remaining under the agreement was $1,661 which is included in debt. On May 1, 2001, the Company paid the outstanding liability of $1,645.

Stock Options

      During the nine months ended February 28, 2001, the Company issued options to purchase 3,463,500 shares of common stock to employees with exercise prices ranging from $3.22 to $4.12 per share. The options vest over three to five years and expire in 10 years. A total of $11,933 of deferred compensation was recorded as a result of the option issuances. Compensation expense relating to stock options granted below fair market value determined in accordance with the provisions of FIN 28 of approximately $1,380 was recognized during the nine months ended February 28, 2001.

Stock Options Issued to a Non-Employee

      On September 27, 2000, the Company issued stock options to purchase 50,000 shares of the Company’s common stock at $3.22 per share to a non-employee in conjunction with a consulting agreement. The stock options vest one-sixth every six months beginning June 1, 2001. The Company accounted for the options in accordance with Emerging Issue Task Force (EITF) Issue No. 96-18. The total fair value of the options using the Black-Scholes valuation model was $343 at February 28, 2001 of which $125 was recognized as compensation expense as provided by FIN 28 during the nine months ended February 28, 2001. On May 1, 2001, the Company fully vested the stock options resulting in an additional $243 in compensation expense that was based on the fair value of the stock options on that date. The following assumptions were used to value the stock options: dividend yield of 0%, risk-free interest rate of 6.0%, expected life equal to the contractual life of five years and volatility of 50%.

Reincorporation

      On February 15, 2001, the Company reincorporated under the laws of the state of Delaware and increased the number of authorized shares of common stock to 500,000,000 and of preferred stock to 50,000,000.

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

Recapitalization — Stock Purchase and Exchange Agreement

      On February 23, 2001, the Company closed a Stock Purchase and Exchange Agreement with various investors. In conjunction with the closing, the Company issued 6,124,855 shares of Series A preferred stock for a total purchase price of $25,234. In addition, the investors purchased from certain stockholders of the Company 1,480,000 shares of the Company’s common stock for a total purchase price of $4,766. The investors then exchanged the 1,480,000 shares of common stock for 1,156,699 shares of Series A preferred stock with the Company.

      The Company also issued to the investors Senior Subordinated Convertible Notes aggregating $10,000, bearing annual interest of 12% and maturing February 23, 2006. From the date of issuance, at the option of the holder, the Senior Subordinated Convertible Notes are convertible into (i) Senior Subordinated Notes aggregating $9,990, bearing annual interest of 12% and maturing February 23, 2006, and (ii) seven year mandatorily redeemable warrant to purchase 316,400 shares of common stock at a price of $0.01 per share. The allocated fair value of the warrants has been accounted for as a discount of $2,069 on the Senior Subordinated Convertible Notes and is being amortized to interest expense over the term of the notes. As this warrant enables the holder to put the warrant to the Company at fair value on February 23, 2006, if the Company has not completed a qualifying IPO, the warrant is considered a debt instrument in accordance with EITF No. 00-19. If the notes are repaid prior to their scheduled maturity date, the Company will record an extraordinary charge for the total amount of the unamortized debt issuance costs and the discount on the notes.

      The Company used a portion of the proceeds from the Stock Purchase and Exchange Agreement to purchase 3,105,590 shares of the Company’s common stock from a stockholder of the Company for $10,000, and retire options to purchase 4,213,000 shares of the Company’s common stock from certain current and former employees of the Company for $7,509 which the Company recognized as compensation expense during the nine months ended February 28, 2001 related to the option retirements.

      Total offering costs relating to the Stock Purchase and Exchange Agreement were $1,259. Offering cost of $315 were allocated to the Senior Subordinated Convertible Notes and are being amortized to interest expense over the term of the notes, and $944 were allocated to the Series A preferred stock and are being accreted over the redemption period using the effective interest method.

      Shares of Series A preferred stock are convertible, at the option of the holder, into shares of common stock, at $4.12 per share, subject to weighted-average anti-dilution price protection. The Series A preferred stock will automatically convert into common stock if the Company closes a public offering at a price per share of at least $8.25 with gross cash proceeds to the Company of at least $80,000, or in the event of various changes in control.

      The Series A preferred stock have been deemed to include a beneficial conversion feature. At the date of issue, the Company allocated the entire gross proceeds of $30,000 to the beneficial conversion feature and is accreting the beneficial conversion feature over the redemption period using the effective interest method. The Company recorded $1 of accretion relating to the beneficial conversion feature during the nine months ended February 28, 2001. Upon conversion of the preferred stock into shares of common stock, the Company will recognize the remaining unamortized beneficial conversion feature on the preferred stock.

      Redemption of the Series A preferred stock is mandatory, at the election of the holders, at $4.12 per share plus all declared but unpaid dividends, anytime after February 23, 2006. In the event of liquidation, dissolution or winding up of the Company, holders of preferred stock will be paid $4.12 per

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

share in cash, plus all declared but unpaid dividends, before any amount is distributed to the holders of common stock. No dividends have been declared on the preferred stock.

      The Series A preferred stock has voting rights on an as converted basis.

      On March 13, 2001, the investors purchased from a stockholder of the Company 200,000 shares of the Company’s common stock for a total purchase price of $644. The investors then exchanged the 200,000 shares of common stock for 156,311 shares of Series A preferred stock with the Company.

Lease Abandonment Expense

      The Company recorded $1,765 of additional lease abandonment expense related to its former Minneapolis headquarters during the nine months ended February 28, 2001 in response to conditions in the real estate market and the loss of two subtenants. See Note 14.

Business Process Improvement Initiatives

      During the nine months ended February 28, 2001, the Company recognized $2,629 in expenses relating to business process improvement initiatives designed to prepare the Company for an initial public offering.

Related Parties

      On May 22, 2000, the Company entered into a service agreement with NCG, Inc. (NCG), a company controlled by a stockholder and former employee of the Company. Under the terms of the agreement, NCG will provide the Company strategic event planning services for one-year commencing June 1, 2000 and ending May 31, 2001. Total fees paid to NCG were $7,564 for the nine months ended February 28, 2001. On June 1, 2001, the Company amended its agreement with NCG. Under the terms of the agreement, NCG will provide the Company strategic event planning services for two additional years commencing June 1, 2001 and ending May 31, 2003. Total estimated fees under the arrangement are $8,100 and $9,284 for fiscal 2002 and fiscal 2003, respectively.

      The Company utilized the consulting services of one of the Company’s directors and of the director’s firm (see Note 16). Total fees paid the director and the director’s firm were $820 for the nine months ended February 28, 2001. Effective April 30, 2001, this individual resigned as a director of the Company.

      The Company also utilized the marketing and consulting services of another of the Company’s directors and of that director’s firm (see Note 16). Total fees paid to the director and the director’s firm were $50 for the nine months ended February 28, 2001.

[Inside back cover artwork to come]

[MAP BACKGROUND]

                 Shares

Common Stock

PROSPECTUS

                  , 2001

LEHMAN BROTHERS

JPMORGAN

U. S. BANCORP PIPER JAFFRAY

FIDELITY CAPITAL MARKETS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

      Except as set forth below, the following fees and expenses will be paid by us in connection with the issuance and distribution of the securities registered hereby and do not include underwriting commissions and discounts. All such expenses, except for the SEC registration, NASD filing and Nasdaq listing fees, are estimated.

SEC registration fee		$50,000

NASD filing fee		$30,500

Nasdaq National Market listing fee	$	*

Legal fees and expenses	$	*

Accounting fees and expenses	$	*

Transfer Agent’s and Registrar’s fees	$	*

Printing and engraving expenses	$	*

Miscellaneous	$	*

Total	$

*	To be provided by amendment.

Item 14.  Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law (DGCL) authorizes a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. As permitted by the DGCL, our certificate of incorporation provides that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by the DGCL. As permitted by the DGCL, our certificate of incorporation also includes a provision that eliminates the personal liability of our directors for monetary damages for breach of the director’s fiduciary duty, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the DGCL regarding payments of dividends, stock purchases or redemptions which are unlawful; or (4) for any transaction from which the director derived an improper personal benefit.

      We have entered into an agreement with David S. B. Lang that requires us to indemnify Mr. Lang for expenses and liabilities incurred by Mr. Lang in any proceeding by reason of his status as a director with us to the extent permitted by Delaware law and as authorized in our certificate of incorporation.

      We also intend to maintain director and officer liability insurance.

      The underwriting agreement filed as Exhibit 1.1 to this Registration Statement contains provisions indemnifying our officers and directors against liabilities arising under the Securities Act, or otherwise.

Item 15.  Recent Sales of Unregistered Securities

      During the past three years, we sold the following securities that were not registered under the Securities Act. No underwriting commission or discount was paid in connection with any of the sales. Share figures have been adjusted for the five-for-one stock split that was effective in August 1999 and the three-for-one stock split that was effective in March 2000.

(1) Between June 1998 and June 2001, we sold 2,602,025 shares of common stock to various employees, directors, consultants and advisors pursuant to the exercise of outstanding options for an aggregate consideration of $2,019,290 in reliance upon Rule 701 of the Securities Act.

(2) Between June 1998 and June 2001, we granted options to purchase an aggregate of 8,399,227 shares of common stock to various employees, consultants and advisors in reliance upon Rule 701 of the Securities Act.

(3) Between June 1998 and June 2001, we granted options to purchase an aggregate of 6,183,800 shares of common stock to 34 of our corporate officers in reliance upon the exemption contained in Section 4(2) of the Securities Act.

(4) In January 1999, we issued 444,960 shares of common stock to our employee stock ownership plan in reliance upon Rule 701 of the Securities Act.

(5) In January 2000, we issued to Hewlett Packard Company a warrant to purchase an aggregate of 2,250,000 shares of common stock in reliance upon the exemptions contained in Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. This warrant subsequently was amended in December 2000 to reduce the number of shares of common stock subject to the warrant to 900,000 shares.

(6) In July 2000, we issued to CIS Holding, Inc., an affiliate of HCA – The Healthcare Company, a warrant to purchase an aggregate of 750,000 shares of common stock in reliance upon the exemptions contained in Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

(7) In January 2001, we issued 362 shares of common stock to our employee stock ownership plan in reliance upon Rule 701 of the Securities Act.

(8) In February 2001, we sold 6,124,855 shares of Series A Convertible Preferred Stock to affiliates of TA Associates, Inc. and St. Paul Ventures, Inc. for a total purchase price of $25.2 million, or $4.12 per share. In addition, certain of our stockholders sold 1,480,000 shares of common stock to affiliates of TA Associates and St. Paul Ventures for a total purchase price of $4.8 million, or $3.22 per share. These shares of common stock were then exchanged for 1,156,699 shares of preferred stock. We issued shares of preferred stock to these investors in reliance upon the exemptions contained in Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

(9) In February 2001, we sold $10 million in principal amount of 12% convertible notes due February 23, 2006, which are convertible into $10.0 million principle amount of 12% senior convertible notes due February 23, 2006 and warrants to purchase 316,400 shares of our common stock, to affiliates of TA Associates, Inc. and St. Paul Ventures, Inc. in reliance upon the exemptions contained in Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

(10) In March 2001, one of our stockholders sold 200,000 shares of common stock to affiliates of TA Associates and St. Paul Ventures for a total purchase price of $644,000, or $3.22 per share. These shares of common stock were then exchanged for 156,311 shares of Series A Convertible Preferred Stock. We issued shares of preferred stock to these investors in reliance upon the exemptions contained in Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

Item 16.  Exhibits and Financial Statement Schedules

      (a)  Exhibits

Number		Description

1.1	*	Underwriting Agreement.
3.1		Certificate of Incorporation of the Company.
3.2		Bylaws of the Company.
4.1	*	Form of Certificate of Common Stock of the Company.
5.1	*	Opinion of Dorsey & Whitney LLP.
10.1		Amended and Restated 1996 Stock Incentive Plan.
10.2		2001 Stock Incentive Plan.
10.3		Employee Stock Ownership Plan (1999 Restatement), as amended to date.
10.4	*	2001 Employee Stock Purchase Plan.
10.5		Warrant Purchase Agreement, dated January 28, 2000, as amended, between the Company and Hewlett Packard Company.
10.6		Stock Purchase Warrant issued to Hewlett Packard Company.
10.7		Amendment No. 1 to Warrant Purchase Agreement, dated December 19, 2000, between the Company and Hewlett Packard Company.
10.8		Amendment No. 1 to Stock Purchase Warrant issued to Hewlett Packard Company.
10.9		Warrant Purchase Agreement, dated July 18, 2000, between the Company and CIS Holdings, Inc.
10.10		Warrant issued to CIS Holdings, Inc.
10.11		Employment Agreement, dated February 15, 2001, between the Company and Jay Coughlan.
10.12		Employment Agreement, dated February 15, 2001, between the Company and Robert Barbieri.
10.13		Director Indemnification Agreement, dated March 19, 2001, between the Company and David S. B. Lang.
10.14		Stock Purchase and Exchange Agreement, dated February 23, 2001, between the Company and the investors named therein.
10.15		Registration Rights Agreement, dated February 23, 2001, between the Company and the stockholders, investors and founders named therein.
10.16		Stockholders’ Agreement, dated February 23, 2001, between the Company and the stockholders, investors and founders named therein.
10.17		Senior Subordinated Convertible Note Purchase Agreement, dated February 23, 2001, among the Company and TA Subordinated Debt Fund, L.P., TA Investors LLC, and St. Paul Venture Capital VI, LLC.
10.18		Form of Senior Subordinated Convertible Note.
10.19		Form of Senior Subordinated Note.
10.20		Form of Warrant issuable upon conversion of Senior Subordinated Convertible Notes.
10.21		Lease of real property located at 380 St. Peter St., St. Paul, MN 55102.
10.22		Lease of real property located at 1300 Godward Street, Minneapolis, MN 55413.
10.23		Amended and Restated Credit Agreement, dated May 31, 2001, between the Company and U.S. Bank National Association.
10.24	*†	Value Added Industry Remarketer Agreement, dated March 22, 2000, between the Company and Siebel Systems, Inc.
10.25	*†	Application Partner Agreement, dated December 31, 1996, between the Company and Arbor Software Corporation (n/k/a Hyperion Solutions Corporation), as amended to date.
21.1		Subsidiaries of the Company.
23.1		Consent of PricewaterhouseCoopers LLP.

Number	Description

23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included on signature page).

*	To be filed by amendment.

†	Confidential information will be omitted from these exhibits and filed separately with the Securities and Exchange Commission accompanied by a confidential treatment request pursuant to Rule 406 under the Securities Act of 1933, as amended.

Item 17.  Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all if the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Saint Paul, State of Minnesota, on June 20, 2001.

LAWSON SOFTWARE, INC.

By:	/s/ JOHN J. COUGHLAN

John J. Coughlan
President and Chief Executive Officer

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John J. Coughlan and Robert G. Barbieri, and each of them, his true and lawful attorney-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) and additions to this Registration Statement and (ii) Registration Statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ H. RICHARD LAWSON H. Richard Lawson	Chairman	June 20, 2001
/s/ JOHN J. COUGHLAN John J. Coughlan	President and Chief Executive Officer and Director (principal executive officer)	June 20, 2001
/s/ ROBERT G. BARBIERI Robert G. Barbieri	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	June 20, 2001
/s/ DAVID R. HUBERS David R. Hubers	Director	June 20, 2001
/s/ THOMAS G. HUDSON Thomas G. Hudson	Director	June 20, 2001
/s/ RICHARD D. KREYSAR Richard D. Kreysar	Director	June 20, 2001
/s/ DAVID S.B. LANG David S. B. Lang	Director	June 20, 2001
/s/ GEOFFREY A. MOORE Geoffrey A. Moore	Director	June 20, 2001

EXHIBIT INDEX

Number	Description

1.1*	Underwriting Agreement.
3.1	Certificate of Incorporation of the Company.
3.2	Bylaws of the Company.
4.1*	Form of Certificate of Common Stock of the Company.
5.1*	Opinion of Dorsey & Whitney LLP.
10.1	Amended and Restated 1996 Stock Incentive Plan.
10.2	2001 Stock Incentive Plan.
10.3	Employee Stock Ownership Plan (1999 Restatement), as amended to date.
10.4*	2001 Employee Stock Purchase Plan.
10.5	Warrant Purchase Agreement, dated January 28, 2000, as amended, between the Company and Hewlett Packard Company.
10.6	Stock Purchase Warrant issued to Hewlett Packard Company.
10.7	Amendment No. 1 to Warrant Purchase Agreement, dated December 19, 2000, between the Company and Hewlett Packard Company.
10.8	Amendment No. 1 to Stock Purchase Warrant issued to Hewlett Packard Company.
10.9	Warrant Purchase Agreement, dated July 18, 2000, between the Company and CIS Holdings, Inc.
10.10	Warrant issued to CIS Holdings, Inc.
10.11	Employment Agreement, dated February 15, 2001, between the Company and Jay Coughlan.
10.12	Employment Agreement, dated February 15, 2001, between the Company and Robert Barbieri.
10.13	Director Indemnification Agreement, dated March 19, 2001, between the Company and David S. B. Lang.
10.14	Stock Purchase and Exchange Agreement, dated February 23, 2001, between the Company and the investors named therein.
10.15	Registration Rights Agreement, dated February 23, 2001, between the Company and the stockholders, investors and founders named therein.
10.16	Stockholders’ Agreement, dated February 23, 2001, between the Company and the stockholders, investors and founders named therein.
10.17	Senior Subordinated Convertible Note Purchase Agreement, dated February 23, 2001, among the Company and TA Subordinated Debt Fund, L.P., TA Investors LLC, and St. Paul Venture Capital VI, LLC.
10.18	Form of Senior Subordinated Convertible Note.
10.19	Form of Senior Subordinated Note.
10.20	Form of Warrant issuable upon conversion of Senior Subordinated Convertible Notes.
10.21	Lease of real property located at 380 St. Peter St., St. Paul, MN 55102.
10.22	Lease of real property located at 1300 Godward Street, Minneapolis, MN 55413.
10.23	Amended and Restated Credit Agreement, dated May 31, 2001, between the Company and U.S. Bank National Association.
10.24*†	Value Added Industry Remarketer Agreement, dated March 22, 2000, between the Company and Siebel Systems, Inc.
10.25*†	Application Partner Agreement, dated December 31, 1996, between the Company and Arbor Software Corporation (n/k/a Hyperion Solutions Corporation), as amended to date.
21.1	Subsidiaries of the Company.
23.1	Consent of PricewaterhouseCoopers LLP.

Number	Description

23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included on signature page).

*	To be filed by amendment.

†	Confidential information will be omitted from these exhibits and filed separately with the Securities and Exchange Commission accompanied by a confidential treatment request pursuant to Rule 406 under the Securities Act of 1933, as amended.